Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY)	OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 27 2013 DIVISION OF TRADING & MARKETS

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT


13035728

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2039 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Janet McGinness (Name) Secretary (Title) 212-656-2039 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Janet McGinness
   NYSE Euronext
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York
   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: June 26, 2013 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: Janet McGinness (Signature) Janet McGinness, Secretary (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month) 2013 (Year) by Luisa Liscandrello-ed (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Luisa Lisclandrello
Notary Public, State of New York
NO. 01LI6104986
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 02, 2014

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2039 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Janet McGinness (Name) Secretary (Title) 212-656-2039 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Janet McGinness
   NYSE Euronext
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify): ____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: June 26, 2013 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: Janet McGinness (Signature) Janet McGinness, Secretary (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month), 2013 (Year) by Luisa Lisciandrello-ed (Notary Public)

My Commission expires ____ County of ____ State of ____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Luisa Lisciandrello
Notary Public, State of New York
NO. 01LI6104985
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 02, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 30, 2013

EXHIBIT A

The Operating Agreement of New York Stock Exchange LLC, the New York Stock Exchange LLC Rules and additional information regarding the New York Stock Exchange LLC are publicly available on the Exchange's website at www.nyx.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Information Memos are publicly available on the Exchange's website at http://www.nyse.com/nysenotices/nyse/information-memos/list

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT C

Information in respect of each subsidiary or affiliate of the New York Stock Exchange LLC, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT D

NYSE Euronext, the ultimate parent company for New York Stock Exchange LLC, filed annual financial statements for itself and its subsidiaries and affiliates on Form 10-K with the Securities and Exchange Commission on February 26, 2013. These audited financial statements are provided under Exhibit I in this Amendment.

In addition, on March 1, 2013, Archipelago Securities, LLC and Archipelago Trading Services, Inc. submitted their respective annual financial statements to the Securities and Exchange Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, which are enclosed.

Attached please also find unaudited financial statements for New York Stock Exchange LLC and its subsidiaries for the latest fiscal year as well as financial statements for The NYSE Euronext Foundation.

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lallos (212) 656 - 3609
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers L.L.P
(Name – if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	100017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter F Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Securities, LLC, as of March 1, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE KELLEY-RYBKIN
Notary Public, State of New York
No. 01KE[illegible]
Qualified in New York County
Commission Expires March 23, 2013

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC
Index
December 31, 2012



Independent Auditor's Report

To the Member of Archipelago Securities, LLC:

We have audited the accompanying financial statements of Archipelago Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archipelago Securities, LLC at December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us


pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 1, 2013

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2012

($ in thousands)

Assets	
Cash and cash equivalents	$ 34,503
Receivables from clearing organizations	4,861
Receivables from related parties	3,919
Other assets	266
Total assets	$ 43,549
Liabilities and Member's Equity	
Liabilities	
Payables to brokers, dealers, and exchanges	$ 10,793
Payables to related parties	12,976
Income tax payables	35
Other payables	861
Total liabilities	24,665
Commitment and contingencies (Note 6)	--
Member's equity	18,884
Total liabilities and member's equity	$ 43,549

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Operations
Year Ended December 31, 2012

($ in thousands)

Revenues	
Routing fees	$ 114,840
Clearing fees	2,929
Activity assessment fees	12,971
Interest and other	120
Total revenues	130,860
Expenses	
Routing charges	114,553
Section 31 fees	12,971
Clearance, brokerage and other transaction expenses	2,922
General and administrative	329
Total expenses	130,775
Income before income tax provision	85
Income tax provision	38
Net income	$ 47

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2012

($ in thousands)

Balance at December 31, 2011	$	24,337
Dividend to Parent		(5,500)
Net income		47
Balance at December 31, 2012	$	18,884

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2012

($ in thousands)

Cash flows from operating activities	
Net income	$ 47
Change assets and liabilities	
Increase in operating assets	
Receivables from clearing organizations	2,059
Receivables from related parties	7,580
Other assets	302
Decrease (increase) in operating liabilities	
Payables to brokers, dealers, and exchanges	(5,815)
Payables to related parties	8,354
Other payables	772
Income tax payable	(4,858)
Net cash provided by operating activities	8,441
Cash flows from financing activities	
Dividend to Parent	(5,500)
Net cash used in financing activities	(5,500)
Net increase in cash and cash equivalents	2,941
Cash and cash equivalents	
Beginning of period	31,562
End of period	$ 34,503

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, Inc. (the "Parent" or "Member"), a Delaware corporation. Effective April 4, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and NYSE Arca, Inc. ("Arca") for trading of options. The Company primarily acts as a routing agent of ArcaEx, the New York Stock Exchange ("NYSE"), which is a wholly owned subsidiary of NYX, and Pacific Exchange by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company also clears transactions on behalf of ArcaEx, Arca, NYSE, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2012 include $31,992 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned. As of December 31, 2012, the cash held in banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Securities Transactions

Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

Estimated Fair Value of Financial Instruments

The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of

($ in thousands)

financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables and payables) approximates their carrying value. When measuring fair value, the Company indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2012, our cash equivalents of $31,992 that are classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Income Taxes

The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. The Company has provided for income taxes as if the Company was filing separate returns for the year ended December 31, 2012.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a mark up of actual routing costs charged by other execution venues. For the year ended December 31, 2012, this fee totaled $114,840 of which $3,901 was receivable as of December 31, 2012.

The Company performs clearing services on behalf of affiliates. For the year ended December 31, 2012, the Company charged affiliates $2,929 for clearing services of which $18 was receivable as of December 31, 2012.

($ in thousands)

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services. The estimated amounts of these expenses totaled approximately $500.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

4. Income Taxes

The income tax provision for the year ended December 31, 2012 consisted of:

Current	
Federal	86
State	13
Deferred	
Federal	(61)
Income tax provision	$ 38

The Company's effective tax rate differs from the federal statutory rate mainly due to the effects of state and local taxes. For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. Pursuant to a Tax Allocation Agreement with the Parent, the Company determines its tax expense principally on a separate company basis.

The Company's 2009-2012 tax year remains subject to examination by the relevant tax authorities.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2012, the Company's net capital of $14,062 was $13,812 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

($ in thousands)

6. Legal Matters

On January 13, 2010, NYSE Arca, Inc. ("NYSE Arca"), of which the Company is an affiliated facility, self-reported an internal systems issue that occurred on January 11, 2010, resulting in approximately 78,000 erroneous executions. The systems issue arose due to the inadvertent running of a test systems script (designed to generate fictitious orders) in an open production environment, resulting in the Company obtaining proprietary positions in various securities (which it then traded out of, for a net loss of approximately $1.1 million). In the course of an inspection by the Office of Compliance Inspections and Examinations of the U.S. Securities and Exchange Commission ("OCIE"), NYSE Arca provided OCIE with extensive documents and information concerning the matter, and made presentations to SEC staff concerning the matter. On December 16, 2010, OCIE issued an inspection report finding significant financial and regulatory risks at both NYSE Arca and the Company in the areas of, among other things, systems controls and compliance, operational policies and procedures, and broker-dealer compliance. NYSE Arca submitted a written response to the inspection report on February 22, 2011. Based upon remedial and structural measures implemented since the systems issue occurred, NYSE Arca has informed OCIE that it disagrees with OCIE's conclusion that an independent consultant be retained in connection with the matter. The ultimate outcome of this matter cannot be predicted at this time.

In addition to the matters described above, the Company is from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of its business. The Company records accrued liabilities for litigation and regulatory matters when those matters represent loss contingencies that are both probable and estimable.

The Company does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its financial statements.

7. Subsequent Events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management for purpose of recognition or disclosure in these financial statements through March 1, 2013, the date that these financial statements were available to be issued.

Supplementary Information

Archipelago Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Schedule I

($ in thousands)

Net capital		
Total member's equity	$	18,884
Nonallowable assets, deductions and charges		
Receivables from related parties		3,919
Other assets		263
Total nonallowable assets, deductions and charges		4,182
Net capital before haircuts		14,702
Haircuts on cash equivalents		(640)
Net capital	$	14,062
Computation of basic net capital requirements		
Minimum net capital required	$	250
Excess net capital	$	13,812
Percentage of net capital to aggregate debits		N/A

There is no material difference between total member's equity on the statement of financial condition and the computation of net capital compared to our amended FOCUS filing on March 1, 2013.

Archipelago Securities, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Schedule II

Credit Balances	
1. Free credit balances and other credit balances in customers' security accounts	$ -
2. Monies borrowed collateralized by securities carried for the accounts of customers	
3. Monies payable against customers' securities loaned	
4. Customers securities failed to receive	
5. Credit balances in firm accounts which are attributable to principal sales to customers	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	
7. Market value of short securities count differences over 30 calendar days old	
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or or the issuer during the 40 days	
10. Other (List)	
11. Total Credits	$ -
Debit Balances	
12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
14. Failed to deliver of customers' securities not older than 30 calendar days	
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	
16. Margin related to securitiy futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	
17. Other (List)	
18. Aggregate debit items	
19. Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))	
20. Total 15c3-3 Debits	
21. Excess of total debits over total credits	
22. Excess of total credits over total debits	
23. Required deposit	$ -

Archipelago Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Schedule III

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	
A.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 Part IIA amended FOCUS filing dated on March 1, 2013.

Archipelago Trading Services, Inc.

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Trading Service, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lailos (212) 656 - 8609
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers L.L.P
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 100017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter F Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Trading Services, Inc., as of March 1, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE KELLEY-RYBION
Notary Public, State of New York
No. 01KE6002730
Qualified in New York County
Commission Expires March 23, 2013

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Trading Services, Inc.
Index
December 31, 2012



Independent Auditor's Report

To the Stockholder of Archipelago Trading Services, Inc:

We have audited the accompanying financial statements of Archipelago Trading Services, Inc (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc at December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 1, 2013

Archipelago Trading Services, Inc.
Statement of Financial Condition
As of December 31, 2012

($ in thousands, except share data)

Assets	
Cash and cash equivalents	$ 7,643
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $57)	353
Deferred tax asset	870
Other	20
Total assets	$ 8,886
Liabilities and Stockholder's Equity	
Liabilities	
Payables to related parties	$ 883
Income tax payable	418
Other payables	310
Total liabilities	1,611
Commitments and contingencies (Note 5)	
Stockholder's equity	
Common stock, $1 par; 7,500 shares authorized 5,000 shares issued and outstanding	5
Additional paid-in capital	3,650
Retained earnings	3,620
Total stockholder's equity	7,275
Total liabilities and stockholder's equity	$ 8,886

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Operations
Year Ended December 31, 2012

($ in thousands)

Revenues	
Activity assessment fees	$ 221
Commissions	3,736
Total revenues	3,957
Expenses	
Section 31 fees	221
Employee compensation and benefits	537
Routing and liquidity charges	1,688
General and administrative	190
Total expenses	2,636
Income before income tax provision	1,321
Income tax provision	467
Net income	$ 854

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2011	$ 5	$ 3,640	$ 2,766	$ 6,411
Net Income	-	-	854	854
Capital contribution	-	10	-	10
Balance as of December 31, 2012	$ 5	$ 3,650	$ 3,620	$ 7,275

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

($ in thousands)

Cash flows from operating activities	
Net income	$ 854
Adjustments to reconcile net income to net cash used in operating activities:	
Provision for doubtful accounts	55
Deferred tax asset	(45)
Change in assets and liabilities	
(Increase) decrease in operating assets	
Receivables from brokers, dealers and customers	240
Other	(20)
Increase (decrease) in operating liabilities	
Payables to related parties	(919)
Income tax payable	(2,213)
Other payables	(200)
Net cash used in operating activities	(2,249)
Cash flows from financing activities	
Capital contribution	10
Net cash provided by financing activities	10
Net decrease in cash and cash equivalents	(2,238)
Cash and cash equivalents	
Beginning of year	9,881
End of year	$ 7,643

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Arca-GNC Acquisition, LLC, a Delaware limited liability company, which is in turn a wholly-owned subsidiary of Archipelago Holdings, Inc. (the "Parent"). The Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX"). The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and the Pacific Exchange for trading of options.

The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2012 included $7,578 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned.

($ in thousands)

Receivables from Brokers, Dealers and Customers

Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectability of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in general and administrative expense in the statement of operations.

Estimated Fair Value of Financial Instruments
The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value. When measuring fair value, the Company indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2012, our cash equivalents of $7,578 that are classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The clearing fees paid by the Company to the Clearing Broker for the year ended December 31, 2012 amounted to $38 and are included in Routing and liquidity charges in the accompanying statement of operations. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel

($ in thousands)

necessary to facilitate the operation of the ATS and to provide certain other corporate and business services. The estimated amounts of these expenses totaled approximately $500.

The agreement was revised effective December 18, 2007 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

As part of operations certain cash receipts/disbursements are received and paid to through related parties. As of December 31, 2012, the Company has $883 of a payable related to these transactions recorded in payables to related parties on the statement of financial condition.

4. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2012 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

5. Commitments and Contingencies

The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

($ in thousands)

6. Income Taxes

The income tax provision for the year ended December 31, 2012 consisted of:

Current		
Federal	$	459
State		14
Deferred		
Federal		(4)
State		(2)
Income tax provision	$	467

As of December 31, 2012, the Company had approximately $2,193 of net operating loss carryforwards which are set to begin to expire in 2021 through 2022.

The Company's 2009-2012 tax year remains subject to examination by the relevant tax authorities.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2012, the Company had net capital of $5,421 which was $5,314 in excess of its required net capital of $107. The ratio of the Company's aggregate indebtedness to net capital was 0.30 to 1.

8. Subsequent Events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management for purpose of recognition or disclosure in these financial statements through March 1, 2013, the date that these financial statements were available to be issued.

Supplementary Information

Archipelago Trading Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Schedule I

($ in thousands)

Net capital		
Total stockholder's equity	$	7,275
Nonallowable assets, deductions and charges		
Receivables		(352)
Fidelity bond		(460)
Deferred tax assets and other		(890)
Total non allowable assets, deductions and charges		(1,702)
Net capital before haircuts		5,573
Haircuts on cash equivalents		(152)
Net capital	$	5,421
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	1,611
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	107
Excess net capital	$	5,314
Ratio of aggregate indebtedness to net capital		0.30 to 1

There is no material difference between total member's equity on the statement of financial condition and the computation of net capital compared to our amended FOCUS filing on March 1, 2013.

Archipelago Trading Services, Inc.
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Schedule II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

New York Stock Exchange, LLC and Subsidiaries

(A wholly-owned subsidiary of NYSE Euronext)

Financial Statements

For the Year Ended December 31, 2012

New York Stock Exchange, LLC and Subsidiaries
(A wholly-owned subsidiary of NYSE Euronext)
Index
December 31, 2012

Financial Statements

New York Stock Exchange, LLC and Subsidiaries
Consolidated Statement of Operations (unaudited)
Year ended December 31, 2012
(in millions)

Revenues	
Transaction fees	$ 392
Listing	351
Market data	55
Other revenues	48
Total revenues	846
Transaction-based expenses	(301)
Total revenues less transaction-based expenses	545
Other operating expenses:	
Selling, general and administrative expenses	(228)
Depreciation and amortization	(114)
Merger expenses and exit costs	(13)
Total other operating expenses	(355)
Operating income	190
Income tax provision	122
Net income	$ 68

New York Stock Exchange, LLC and Subsidiaries
Consolidated Statement of Financial Condition (unaudited)
As of December 31, 2012
(in millions)

Assets	
Current assets:	
Cash and cash equivalents	$ 85
Short term financial investments	40
Accounts receivable, net	133
Deferred income taxes	44
Other current assets	50
Total current assets	352
Property and equipment, net	518
Deferred income taxes	315
Other assets	120
Total assets	$ 1,305
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 81
Due to related parties	86
Deferred revenue	61
Deferred income taxes	2
Total current liabilities	230
Accrued employee benefits	542
Deferred revenue	234
Deferred income taxes	23
Other liabilities	14
Total liabilities	1,043
Equity	262
Total liabilities and equity	$ 1,305

New York Stock Exchange, LLC and Subsidiaries
Consolidated Statement of Changes in Equity (unaudited)
Year ended December 31, 2012
(in millions)

		Equity
Balance as of January 1, 2012	$	347
Net income		68
Employee stock transactions		23
Dividends paid to Parent		(176)
Balance as of December 31, 2012	$	262

New York Stock Exchange, LLC and Subsidiaries
Consolidated Statement of Cash Flows (unaudited)
Year ended December 31, 2012
(in millions)

Cash flows from operating activities:	
Net income	$ 68
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	114
Deferred income taxes	75
Non-cash items	23
Change in working capital accounts	(98)
Net cash provided by operating activities	182
Cash flows from investing activities:	
Sale of investments	--
Purchases of investments	(6)
Purchases of property and equipment	(100)
Net cash used in investing activities	(106)
Cash flows from financing activities:	
Dividends paid to Parent	(176)
Net cash used in financing activities	(176)
Net decrease in cash and cash equivalents	(100)
Cash and cash equivalents	
Beginning of year	185
End of year	$ 85

Note 1 – Description of Business

New York Stock Exchange, LLC ("NYSE" or the "Exchange") is a registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC").

The Exchange is the regulator of its members. These regulatory functions are performed or overseen by NYSE Regulation and certain of our regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., or FINRA (formerly known as National Association of Securities Dealers, Inc., or "NASD"), pursuant to an agreement.

Note 2 – Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Exchange and its subsidiaries. Intercompany transactions and balances have been eliminated.

The preparation of the unaudited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates.

In addition, the accompanying unaudited consolidated financial statements have been derived in part from the financial statements of NYSE Euronext, the Exchange's parent and the operator of three SROs in the US and other exchanges in Europe. To prepare the accompanying unaudited consolidated financial statements, management used certain allocation methodologies. The historical financial results may not be indicative of the results that would have been achieved had the Exchange operated as a separate, stand-alone entity during the period.

The allocation methodologies used by management were generally as follows:

Statement of Operations Line Item	Allocation Key
Revenues	Direct revenue
Direct Selling, General & Administrative	
Specific business unit costs	Directly identifiable expenses
Shared business unit costs	Net revenues/Survey
Indirect Selling, General & Administrative	
Technology	Directly identifiable technology
Non-technology	Net revenues/Survey

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash and highly liquid investments with an original maturity of three months or less.

Revenue Recognition

The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees are recognized as earned.

Listing fees consist of original listing fees paid by issuers to list securities on the Exchange, annual fees paid by companies whose financial instruments are listed on the Exchange, and fees related to other corporate actions (including stock splits, sales of additional securities and merger and acquisitions). Original listing fees are assessed primarily based on the number of shares that the issuer initially lists. Original listing fees are recognized on a straight-line basis over an estimated service period of 10 years. Annual listing fees are recognized on a pro rata basis over the calendar year. Unamortized balances are recorded as deferred revenue on the unaudited consolidated statement of financial condition.

The Exchange collects market data revenues principally for consortium-based data products and, to a lesser extent, for proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. These fees are recognized as services are rendered.

Financial Investments

The Exchange's financial investments generally are classified as available-for-sale securities and are carried at fair value as of trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income on debt securities, bank deposits and other interest rate investments, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investments, which are reported in interest and investment income in the unaudited consolidated statements of operations.

The Exchange regularly reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If events and circumstances indicate that a decline in the value of the assets has occurred and is deemed to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding impairment is charged to earnings.

Fair Value Measurements

The Exchange accounts for certain financial instruments at fair value, including available-for-sale instruments, derivative instruments and certain debt instruments pursuant to the Fair Value Measurements and Disclosures Topic in the Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. As of December 31, 2012, the Exchange had a $7 million allowance for doubtful accounts.

The concentration of risk on accounts receivable is mitigated by the large number of entities comprising the Exchange's customer base.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method of depreciation over the estimated useful lives of the assets, which generally range from 3 to 20 years.

Activity Assessment Fees and Section 31 Fees

The Exchange pays the SEC fees pursuant to Section 31 of the Exchange Act for transactions executed on the U.S. exchanges. These Section 31 fees (which are included in transaction-based expenses in the unaudited consolidated statement of operations) are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction and clearing fees in our unaudited consolidated statement of operations, from member organizations clearing or settling trades on the Exchange and recognizes these amounts when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees. As a result, neither the size of Section 31 fees nor the size of activity assessment fees has an impact on net income.

Income Taxes

The Exchange records income taxes using the asset and liability method, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For Federal purposes, the Exchange's results are included in the consolidated tax return of NYSE Euronext.

Note 3 – Income Taxes

The components of income tax provision for the year ended December 31, 2012 were as follows:

Current:	
Federal	$ 35
State and local	4
Deferred:	
Federal	(5)
State and local	88
Total	$ 122

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2012 was as follows:

Federal statutory rate	35.0%
State and local taxes (net of federal benefit)	6.5
Tax rate changes	25.0
Other	(2.2)
Effective tax rate	64.3%

The significant components of deferred tax assets and liabilities as of December 31, 2012 are reflected in the following table:

Current deferred tax arising from:		
Deferred revenue	$	25
Deferred compensation		14
Other		5
Current deferred assets	$	44
Depreciation and other	$	2
Current deferred liabilities	$	2
Non-current deferred tax arising from:		
Deferred revenue	$	96
Depreciation		(25)
Deferred and other compensation		121
Pension		109
Net operating loss		14
Non-current deferred assets	$	315
Software capitalization	$	23
Non-current deferred liabilities	$	23

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

Note 4 – Related Parties

NYSE Euronext, a leading global operator of financial markets, is the ultimate parent of the Exchange and its subsidiaries. In the regular course of business, transactions take place between companies directly or indirectly controlled by the parent or between such companies and the parent itself. The parent's management considers that such transactions have generally been conducted on an arm's-length basis.

As of December 31, 2012, the Exchange had a $86 million net payable with the parent and companies directly or indirectly controlled by the parent. The Exchange routes trades to NYSE Arca which causes the Exchange to incur routing costs. For the year ended December 31, 2012, NYSE Arca charged $16 million for these routed trades, which is reflected in transaction-based expenses.

Note 5 – Property & Equipment

Components of property and equipment were as follows as of December 31, 2012 (in millions):

Land, buildings and building improvements	$ 242
Leasehold improvements	296
Computers and equipment, including capital leases of $3	419
Software, including software development costs	485
Furniture and fixtures	28
	1,470
Less: accumulated depreciation and amortization, including $3 for capital leases	(952)
	$ 518

Note 6 – Pension

The employees of the Exchange participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of NYSE Euronext. Effective December 31, 2008, the NYSE MKT LLC (formerly known as NYSE Amex LLC, a wholly owned subsidiary of NYSE Euronext) benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE MKT LLC represent approximately 95% and 5%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2012; however, they are not managed separately. As such, the remainder of this footnote reflects the consolidated Plans with reference to NYSE Euronext as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

NYSE Euronext maintains a defined benefit retirement plan (the "Plan"). Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, NYSE Euronext may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes. In 2012, NYSE Euronext contributed $36 million to the Plan. NYSE Euronext anticipates contributing approximately $15 million in 2013 to its Plan.

NYSE Euronext bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of NYSE Euronext. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the Plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. The target allocations for the Plan assets are 65 percent equity securities and 35 percent U.S. fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies primarily located in the United States. U.S. Fixed income securities include corporate bonds of companies from diversified industries and U.S. treasuries.

The fair values of the Plan assets at December 31, 2012, by asset category were as follows (in millions):

	Fair Value Measurements			
Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ —	$ —	$ —	$ —
Equity securities:				
U.S. large-cap	130	115	—	245
U.S. small-cap	53	29	—	82
International	76	44	—	120
Fixed income securities	-	189	—	189
Total	$ 259	$ 377	$ —	$ 636

The costs of the plans in 2012 have been determined in accordance with the Compensation-Retirement Benefits Topic of the FASB Accounting Standards Codification. The measurement date for the Plan was December 31, 2012. The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets as of December 31, 2012 and a statement of funded status of the plans as of December 31, 2012 (in millions):

Change in benefit obligation:	
Benefit obligation at beginning of year	$ 871
Interest cost	36
Actuarial (gain) loss	60
Benefits paid	(48)
Benefit obligation at year end	$ 919
Change in plan assets:	
Fair value of plan assets at beginning of year	565
Actual (loss) return on plan assets	85
Company contributions	36
Benefits paid	(48)
Fair value of plan assets at end of year	$ 636
Funded status	$ (283)
Accumulated benefit obligation	$ 919
Amounts recognized in the balance sheet of NYSE Euronext	
Non-current assets	$ —
Current liabilities	—
Non-current liabilities	(283)

The components of pension expense/ for the year ended December 31, 2012 are set forth below (in millions):

Interest cost	$ 36
Estimated return on plan assets	(46)
Actuarial (gain) loss	12
Aggregate pension expense (benefit)	$ 2

The following table shows the payments projected based on actuarial assumptions (in millions):

Pension Plan Payment Projections	
2013	$ 49
2014	47
2015	47
2016	47
2017	47
Next 5 years	238

Supplemental Executive Retirement Plan

NYSE Euronext also maintains a nonqualified supplemental executive retirement plan, which provides supplemental retirement (SERP) benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, NYSE Euronext has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2012, the cash surrender value of such policies was $31 million. Additionally certain subsidiaries of NYSE Euronext maintain equity and fixed income mutual funds for the purpose of providing for future payments of SERP. At December 31, 2012, the fair value of these assets was $41 million.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2012 (in millions):

Change in benefit obligations:	
Benefit obligation at beginning of year	$ 89
Interest cost	3
Actuarial loss (gain)	4
Benefits paid	(11)
Accumulated benefit obligation	$ 85
Funded status	$ (85)
Amounts recognized in the balance sheet of NYSE Euronext	
Current liabilities	$ (10)
Non-current liabilities	(75)

The components of SERP expense for the year ended December 31, 2012 are set forth below (in millions):

Service cost	$ —
Interest cost	3
Recognized actuarial (gain) loss	1
Aggregate SERP expense	$ 4

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

SERP Plan Payment Projections		
2013	$	11
2014		10
2015		10
2016		8
2017		8
Next 5 years		25

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost for the year ended December 31, 2012 are set forth below:

Discount rate (pension/SERP)	3.7%/2.9%
Expected long-term rate of return on plan assets (pension/SERP)	8.0%/N/A
Rate of compensation increase	N/A

To develop the expected long-term rate of return on assets assumption, NYSE Euronext considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio. The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves.

Postretirement Benefit Plans

In addition, employees and former employees of NYSE Euronext participate in a defined benefit plan to provide certain health care and life insurance benefits for eligible retired employees. These benefits are measured on December 31 annually and were fully frozen in 2009.

The net periodic postretirement benefit cost for these benefits was $9 million for the year ended December 31, 2012. The defined benefit plans associated with these postretirement are unfunded.

The following table shows actuarial determined benefit obligation, benefits paid during the year and the accrued benefit cost for the year ended December 31, 2012 (in millions):

Benefit obligation at the end of year	$ 214
Benefits paid	15
Accrued benefit cost	214
Discount rate as of December 31	3.7%

The following table shows the payments projected (net of expected Medicare subsidy receipts of $15 million over the next ten fiscal years) based on actuarial assumptions (in millions):

Payment Projections	
2013	$ 12
2014	13
2015	13
2016	13
2017	13
Next 5 years	68

For measurement purposes, NYSE Euronext assumed a 8.4% annual rate of increase in the per capita cost of covered health care benefits in 2012 which will decrease on a graduated basis to 4.5% in the year 2029 and thereafter.

The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

Assumed Health Care Cost Trend Rate	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$ 1	$ (1)
Effect on total of service and interest cost components	26	(21)

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, before tax, as of December 31, 2012, consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Postretirement Benefit Plans	Total
Unrecognized net actuarial loss	$ (438)	$ (33)	$ (69)	$ (540)
Unrecognized prior service credit	—	—	16	16
Total amounts included in accumulated other comprehensive loss	$ (438)	$ (33)	$ (53)	$ (524)

The amount of prior service credit and actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans, which are expected to be recognized in net periodic benefit cost in the coming year is estimated to be (in millions):

	Pension Plans	SERP Plans	Postretirement Benefit Plans	Total
Loss recognition	$ 14	$ 2	$ 3	$ 19
Prior service cost recognition	—	—	(1)	(1)
Amount to be recognized in net periodic benefit cost	$ 14	$ 2	$ 2	$ 18

Defined Contribution Plans

Employees of the Exchange participate in a defined contribution plan offered by NYSE Euronext for which most employees are eligible to contribute a part of their salary within legal limits. The defined contribution plan matches an amount equal to 100% of the first 6% of eligible contributions. Employees of the Exchange also participate in the retirement accumulation plan (RAP). NYSE Euronext contributes a range of 3% to 6% of base salary, depending on age, to a participant's defined contribution account.

Note 7 — Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

In accordance with the Fair Value Measurements and Disclosures Topic, The Exchange has categorized its financial instruments measured at fair value into the following three-level fair value hierarchy based upon the level of judgment associated with the inputs used to measure the fair value:

- *Level 1:* Inputs are unadjusted quoted prices for identical assets or liabilities in an active market that the Exchange has the ability to access. Generally, equity and other securities listed in active markets and investments in publicly traded mutual funds with quoted market prices are reported in this category.
- *Level 2:* Inputs are either directly or indirectly observable for substantially the full term of the assets or liabilities. Generally, municipal bonds, certificates of deposits, corporate bonds, mortgage securities, asset backed securities and certain derivatives are reported in this category. The valuation of these instruments is based on quoted prices or broker quotes for similar instruments in active markets.

- *Level 3:* Some inputs are both unobservable and significant to the overall fair value measurement and reflect management's best estimate of what market participants would use in pricing the asset or liability. Generally, assets and liabilities carried at fair value and included in this category are certain structured investments, derivatives, commitments and guarantees that are neither eligible for Level 1 or Level 2 due to the valuation techniques used to measure their fair value. The inputs used to value these instruments are both observable and unobservable and may include the Exchange's own projections.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents the Exchange's fair value hierarchy of those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 (in millions):

	As of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual Funds (SERP/SESP)[1]	$ 41	$ —	$ —	$ 41
Total Financial investments	$ 41	$ —	$ —	$ 41

[1] Equity and fixed income mutual funds held for the purpose of providing future payments of Supplemental Executive Retirement Plan (SERP) and Supplemental Executive Savings Plan (SESP).

Note 8 —Financial Investments

A summary of current investments was as follows (in millions):

	December 31, 2012			
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mutual Funds (SERP/SESP)[1]	$ 38	$ 3	$ —	$ 41
Financial Investments	**$ 38**	**$ 3**	$ —	**$ 41**

[1] Equity and fixed income mutual funds held for the purpose of providing future payments of Supplemental Executive Retirement Plan (SERP) and Supplemental Executive Savings Plan (SESP).

Note 9 – Commitments and Contingencies

We are from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of our business. We do not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on our operating results or financial condition.

Commitments

The Exchange leases office space under non-cancelable operating leases and equipment that expire at various dates through 2029. Future payments under these obligations as of December 31, 2012 were as follows (in millions):

	Operating leases		
Year	Office Space	Equipment	Total
2013	$ 25	$ 1	$ 26
2014	25	2	27
2015	26	—	26
2016	16	—	16
2017	7	—	7
2018-Thereafter	89	—	89
	$ 188	$ 3	$ 191

Note 10 – Subsequent Events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management through June 28, 2013, for purpose of recognition or disclosure in these unaudited financial statements.

NYSE Euronext Foundation, Inc.

Financial Statements
December 31, 2012

NYSE Euronext Foundation, Inc.
Index
December 31, 2012



Independent Auditor's Report

To the Board of Directors
of NYSE Euronext Foundation, Inc.:

We have audited the accompanying financial statements of NYSE Euronext Foundation, Inc., (the "Company") which comprise the statement of financial position as of December 31, 2012, and the related statements of activities and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYSE Euronext Foundation, Inc. at December 31, 2012, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

June 3, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYSE Euronext Foundation, Inc.
Statement of Financial Position
December 31, 2012

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 966
Investments, at market value:	
Fixed income	1,900
Equity securities	6,610
Other assets	6
Total assets	$ 9,482
Liabilities and Net Assets	
Other liabilities	$ 459
Total liabilities	459
Net assets (restricted)	1,726
Net assets (unrestricted)	7,297
Total liabilities and net assets	$ 9,482

The accompanying notes are an integral part of these financial statements.

NYSE Euronext Foundation, Inc.
Statement of Activities
Year Ended December 31, 2012

(dollars in thousands)

	Unrestricted	Restricted	Total
Revenues			
Net realized and unrealized (loss) gain	$ 1,002	$ 86	$ 1,088
Interest, dividends and other	129	--	129
Net investment gain and income	1,131	86	1,217
Contributions	165	--	165
Total revenues	1,296	86	1,382
Expenses			
Contributions to charitable organizations	1,767	545	2,312
Matching gifts to eligible institutions	428	--	428
Federal excise tax	22	--	22
Other	218	--	218
Total expenses	2,435	545	2,980
Change in net assets	(1,139)	(459)	(1,598)
Net assets			
Beginning of year	8,436	2,185	10,621
End of year	$ 7,297	$ 1,726	$ 9,023

The accompanying notes are an integral part of these financial statements.

NYSE Euronext Foundation, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

(dollars in thousands)

Cash flows from operating activities	
Change in net assets	$ (1,598)
Adjustments to reconcile net deficit of expenses over revenues to net cash used in operating activities	
Unrealized (gain) on investment securities	(691)
Realized (gain) on sale of investments	(397)
Change in operating assets and liabilities:	
Decrease in other assets	(1)
Increase in other liabilities	435
Net cash used in operating activities	(2,252)
Cash flows from investing activities	
Purchase of investments	(3,566)
Sale of investments	6,302
Net cash provided by investing activities	2,736
Net increase in cash and cash equivalents for the year	484
Cash and cash equivalents	
Beginning of the year	482
End of the year	$ 966

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

General
The NYSE Euronext Foundation, Inc. ("Foundation") was incorporated as a New York not-for-profit corporation on November 4, 1983 to respond to public needs of an educational, civic and charitable nature. The Foundation has been funded by the New York Stock Exchange, Inc. ("NYSE") and the respective members with trading licenses.

Contributions to the Foundation
Based upon an NYSE rule filing, a member of the NYSE was required to contribute to the Foundation any profit as a result of taking a trade into the member's error account. The total contributions received were $1,000 for 2012. NYSE may make discretionary contributions to the Foundation. During 2012, the NYSE did not make any contributions to the Foundation.

Restricted Contributions to the Foundation
In 2011, NYSE Regulation, Inc. made a contribution to the Foundation of $2.1 million, representing excess Section 31 fees, exclusively in support of grants to fund financial literacy education programs, and subject to other administrative conditions. As of December 31, 2012, the remaining restricted assets were $1.7 million.

Contributions by the Foundation
The Foundation's grant making supports a variety of educational, charitable and civic purposes. The grant making program includes a matching gift program that, subject to a variety of limitations, matches the charitable contributions made by the employees of the NYSE to eligible charities.

Of the $2.7 million of contributions made by the Foundation during the year ended December 31, 2012, $650 thousand were made to grantee organizations where a Foundation director or officer serves as a trustee, director, officer, or employee. The Foundation director or officer appropriately disclosed that a "Grantee Conflict of Interest" exists, and did not participate in the final discussion or vote of the Board on the proposed grant.

Administrative Expenses
Direct expenses, such as professional service fees and other miscellaneous expenses, incurred by the Foundation are paid by the NYSE on behalf of the Foundation. Included in other liabilities is $122 thousand of contributions paid by NYSE on behalf of the Foundation and bank over drafts of $337 thousand due to third parties.

The NYSE also contributes services to the Foundation for administrative expenses such as employee salaries, and related benefits, rent, and utilities. During 2012, the Foundation incurred direct expenses in the amount of $47 thousand and recognized contributed services in the amount of $101 thousand. These expenses are recorded as contributions to the Foundation with an offset to other expense.

Investments
The fixed income investment assets of the Foundation are held at State Street Global Advisors, where they are invested in the U.S. Aggregate Bond Index Securities Lending Common Trust Fund. The U.S. Aggregate Bond Index Securities Lending Common Trust fund is valued at the Net Asset Value of the underlying funds. The Foundation must give 3

days of notice to State Street for any liquidation of funds. The equity investment assets are held at Bank of America, where they are primarily invested in U.S. large-cap and international equities.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of these financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Foundation's financial statements are prepared on an accrual basis and accordingly recognize interest and dividend income as earned, expenses as incurred and contributions as paid, or when the authorization becomes an unconditional promise to pay.

The Foundation follows accounting standards for *Not-for-Profit Entities - AICPA Audit and Accounting Guide.*

Cash and Cash Equivalents

The Foundation considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these investments. Cash equivalents for the years ended December 31, 2012 were invested solely in a tax-exempt money market fund that is governed under rule 2a-7 of the Investment Company Act of 1940. The Foundation's cash equivalents are held at major U.S. financial institutions.

3. Fair Value of Financial Instruments

The Foundation discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial position. Management estimates that the net fair value of financial instruments recognized in the statement of financial position (including cash and cash equivalents) approximates their carrying value. When measuring fair value, the Foundation indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The following table presents the Foundation's fair value hierarchy of those assets valued at fair value on a recurring basis as of December 31, 2012:

	Assets measured at fair value			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Cash & money market mutual fund	$ 966	$ -	$ -	$ 966
Equity securities	6,610	-	-	6,610
Fixed income	-	1,900	-	1,900
Total	$ 7,576	$ 1,900	$ -	$ 9,476

4. Federal Excise Taxes

The Foundation is exempt from federal, state, and local income taxes, but is subject to a federal excise tax on the net realized investment income. Such tax amounted to an expense of approximately $22,000 for 2012. Distributions by the Foundation are in compliance with federal tax regulations, which require that certain minimum distributions be made annually.

6. Subsequent events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management for purpose of recognition or disclosure in these financial statements through June 3, 2013, the date that these financial statements were available to be issued.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT F

Exhibit F consists of all forms pertaining to application for membership, participation or subscription to, or approval as a person associated with a member of, New York Stock Exchange LLC, or any other similar materials. Copies of the above-mentioned materials are kept up to date and are made available to the Securities and Exchange Commission and the public upon request. In addition, they are publicly available on the Exchange's website at http://www.nyx.com.

EXHIBIT G

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT G

Exhibit G lists all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users of New York Stock Exchange LLC relating to financial responsibility or minimum capital requirements for such members, participants, or any other users. Copies of the above-mentioned materials are available to the Commission and the public upon request.

EXHIBIT G

Net Liquid Asset Calculation pursuant to NYSE Rule 103.20 (Designated Market Maker Capital Requirements) includes:

The aggregate long and short market values in the dealer account as of the date of the calculation; and

Risk add on piece of the net liquid asset requirement.

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT H

Exhibit H consists of all documents comprising the exchange's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. Copies of the above-mentioned materials are kept up to date and are made available to the Securities and Exchange Commission and the public upon request. They are also publicly available on the Exchange's website at www.nyx.com.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT I

The audited consolidated financial statements for NYSE Euronext, of which New York Stock Exchange LLC is a subsidiary, follow. The financial statements are extracted from the Form 10-K that was filed with the Securities and Exchange Commission by NYSE Euronext, ultimate parent of New York Stock Exchange LLC, for the year ended December 31, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

COMMISSION FILE NUMBER 001-33392

NYSE Euronext
(Exact name of registrant as specified in its charter)

Delaware	**20-5110848**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification number)*
11 Wall Street	**10005**
New York, N.Y.	*(Zip Code)*
(Address of principal executive offices)	

(212) 656-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	**New York Stock Exchange** **Euronext Paris**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $6.4 billion. As of February 22, 2013, the registrant had approximately 243 million shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of NYSE Euronext's Proxy Statement for its April 25, 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Item 8. Financial Statement and Supplemental Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NYSE EURONEXT

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of NYSE Euronext is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2012, management conducted an assessment of the effectiveness of NYSE Euronext's internal control over financial reporting based on the framework established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that NYSE Euronext's internal control over financial reporting as of December 31, 2012 was effective.

The effectiveness of NYSE Euronext's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NYSE Euronext:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of NYSE Euronext and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 26, 2013

NYSE EURONEXT
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In millions, except per share data)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 337	$ 396
Financial investments	43	36
Accounts receivable, net	405	497
Deferred income taxes	67	108
Other current assets	156	152
Total current assets	1,008	1,189
Property and equipment, net	948	963
Goodwill	4,163	4,027
Other intangible assets, net	5,783	5,697
Deferred income taxes	74	594
Other assets	580	637
Total assets	$ 12,556	$ 13,107
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 725	$ 836
Related party payable	—	40
Section 31 fees payable	99	116
Deferred revenue	138	130
Short term debt	454	39
Deferred income taxes	—	23
Total current liabilities	1,416	1,184
Long term debt	2,055	2,036
Deferred income taxes	1,435	1,900
Accrued employee benefits	602	620
Deferred revenue	378	371
Related party payable	—	37
Other liabilities	27	26
Total liabilities	5,913	6,174
Commitments and contingencies		
Redeemable noncontrolling interest	274	295
Equity		
NYSE Euronext stockholders' equity:		
Common stock, $0.01 par value, 800 shares authorized; 278 and 277 shares issued; 242 and 258 shares outstanding	3	3
Common stock held in treasury, at cost; 36 and 19 shares	(968)	(516)
Additional paid-in capital	7,939	7,982
Retained earnings	569	518
Accumulated other comprehensive loss	(1,198)	(1,406)
Total NYSE Euronext stockholders' equity	6,345	6,581
Noncontrolling interest	24	57
Total equity	6,369	6,638
Total liabilities and equity	$ 12,556	$ 13,107

The accompanying notes are an integral part of these consolidated financial statements.

NYSE EURONEXT
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenues			
Transaction and clearing fees	$ 2,393	$ 3,162	$ 3,128
Market data	348	371	373
Listing	448	446	422
Technology services	341	358	318
Other revenues	219	215	184
Total revenues	3,749	4,552	4,425
Transaction-based expenses:			
Section 31 fees	301	371	315
Liquidity payments, routing and clearing	1,124	1,509	1,599
Total revenues, less transaction-based expenses	2,324	2,672	2,511
Other operating expenses:			
Compensation	601	638	613
Depreciation and amortization	260	280	281
Systems and communications	176	188	206
Professional services	299	299	282
Selling, general and administrative	245	303	296
Merger expenses and exit costs	134	114	88
Total other operating expenses	1,715	1,822	1,766
Operating income	**609**	**850**	**745**
Interest expense	(140)	(123)	(111)
Interest and investment income	4	7	3
Loss from associates	(8)	(9)	(6)
Other income	5	—	55
Income before income taxes	470	725	686
Income tax provision	(105)	(122)	(128)
Net income	**365**	**603**	**558**
Net (income) loss attributable to noncontrolling interest	(17)	16	19
Net income attributable to NYSE Euronext	**$ 348**	**$ 619**	**$ 577**
Basic earnings per share attributable to NYSE Euronext	$ 1.39	$ 2.37	$ 2.21
Diluted earnings per share attributable to NYSE Euronext	$ 1.39	$ 2.36	$ 2.20
Basic weighted average shares outstanding	250	261	261
Diluted weighted average shares outstanding	250	263	262
Dividend per share	$ 1.20	$ 1.20	$ 1.20

The accompanying notes are an integral part of these consolidated financial statements.

NYSE EURONEXT
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 365	$ 603	$ 558
Foreign currency translation, after impact of net investment hedge gain (loss) of $(28), $5, and ($8) and taxes of $11, ($2) and $3, respectively	219	(133)	(365)
Change in market value adjustments of available-for-sale securities, net of taxes of $(5), $0 and $(2)	17	2	(3)
Employee benefit plan adjustments:			
Net losses, net of taxes of $20, $77 and $2	(29)	(96)	(2)
Amortization of prior service costs/gains (losses), net of taxes of $1, $2 and $0	1	4	—
Total comprehensive income	573	380	188
Less: comprehensive income (loss) attributable to noncontrolling interest	(1)	(2)	3
Comprehensive income attributable to NYSE Euronext	$ 574	$ 382	$ 185

The accompanying notes are an integral part of these consolidated financial statements.

NYSE EURONEXT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY, ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND REDEEMABLE NON-CONTROLLING INTEREST

(in millions)

	NYSE Euronext Stockholders' Equity									
	Common Stock Shares	**Par Value**	**Treasury Stock**	**Additional Paid-In Capital**	**Retained Earnings (Accumulated Deficit)**	**Accumulated Other Comprehensive Income (Loss)**	**Non-controlling Interest**	**Total Equity**	**Redeemable Non-controlling Interest[1]**	**Net Income**
Balance as of December 31, 2009	275	$ 3	$ (416)	$ 8,209	$ (112)	$ (813)	$ 64	$ 6,935	$ —	
Comprehensive loss:										
Net income	—	—	—	—	577	—	(19)	558	—	558
Other comprehensive loss	—	—	—	—	—	(370)	(3)	(373)	—	
Proceeds from sale of non-controlling interest	—	—	—	—	—	—	6	6	—	
Employee stock transactions	1	—	—	31	—	—	—	31	—	
Dividends	—	—	—	(60)	(253)	—	—	(313)	—	
Balance as of December 31, 2010	276	$ 3	$ (416)	$ 8,180	$ 212	$ (1,183)	$ 48	$ 6,844	—	
Comprehensive loss:										
Net income	—	—	—	—	619	—	(36)	583	20	603
Other comprehensive income	—	—	—	—	—	(223)	2	(221)	—	
Net proceeds from redeemable non-controlling interest	—	—	—	—	—	—	—	—	20	
Proceeds from sale of non-controlling interest	—	—	—	—	—	—	17	17	—	
NYSE Blue formation	—	—	—	20	—	—	26	46	—	
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	(255)	—	—	—	(255)	255	
Issuance of shares in connection with sale of Amex building	—	—	—	12	—	—	—	12	—	
Employee stock transactions	1	—	—	25	—	—	—	25	—	
Transactions in own shares	—	—	(100)	—	—	—	—	(100)	—	
Dividends	—	—	—	—	(313)	—	—	(313)	—	
Balance as of December 31, 2011	277	$ 3	$ (516)	$ 7,982	$ 518	$ (1,406)	$ 57	$ 6,638	$ 295	
Comprehensive loss:										
Net income	—	—	—	—	348	—	(14)	334	31	365
Other comprehensive income	—	—	—	—	—	208	1	209	—	
Distribution to equity partners	—	—	—	—	—	—	—	—	(21)	
Redemption of equity holders' put option	—	—	—	—	—	—	—	—	(29)	
Proceeds from sale of non-controlling interest	—	—	—	—	—	—	1	1	—	
NYSE Blue divestiture	—	—	—	(18)	—	—	(21)	(39)	—	
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	2	—	—	—	2	(2)	
Employee stock transactions, net of reclassification of certain restricted equity awards to liability	1	—	—	(27)	—	—	—	(27)	—	
Transactions in own shares	—	—	(452)	—	—	—	—	(452)	—	
Dividends	—	—	—	—	(297)	—	—	(297)	—	
Balance as of December 31, 2012	278	$ 3	$ (968)	$ 7,939	$ 569	$ (1,198)	$ 24	$ 6,369	$ 274	

1 As of December 31, 2012, a portion of net income attributable to NYSE Euronext was included in redeemable non-controlling interest on the consolidated statement of financial condition. See also Note 3 for a discussion of NYSE Amex Options.

The accompanying notes are an integral part of these consolidated financial statements.

NYSE EURONEXT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY, ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND REDEEMABLE NON-CONTROLLING INTEREST - (Continued)

(in millions)

Accumulated other comprehensive income (loss) was as follows:

	December 31,		
	2012	2011	2010
Market value adjustments of available-for-sale securities	$ 15	$ (2)	$ (4)
Foreign currency translation	(916)	(1,135)	(1,002)
Employee benefit plan adjustments	(297)	(269)	(177)
	$ (1,198)	$ (1,406)	$ (1,183)

The accompanying notes are an integral part of these consolidated financial statements.

NYSE EURONEXT
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 365	$ 603	$ 558
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	261	286	307
Deferred income taxes	48	(52)	(60)
Deferred revenue amortization	(96)	(94)	(88)
Stock-based compensation	51	40	38
Gain on sale of equity investments and businesses	—	—	(56)
Other non-cash items	21	11	7
Change in operating assets and liabilities:			
Accounts receivable, net	86	45	86
Other assets	74	(32)	(41)
Accounts payable, accrued expenses, and Section 31 fees payable	(267)	43	(171)
Related party payable	—	(40)	(40)
Deferred revenue	97	82	46
Accrued employee benefits	(5)	108	1
Net cash provided by operating activities	635	1,000	587
Cash flows from investing activities:			
Sales of short term financial investments	691	971	487
Purchases of short term financial investments	(697)	(965)	(472)
Purchases of equity investments and businesses, net of cash acquired	(151)	(43)	(9)
Sale of equity investments and businesses	—	34	175
Purchases of property and equipment	(191)	(170)	(305)
Other investing activities	23	(25)	(2)
Net cash used in investing activities	(325)	(198)	(126)
Cash flows from financing activities:			
Proceeds from long-term borrowings	843	—	—
Repayments of long-term borrowings	(463)	—	—
Commercial paper borrowings (repayments), net	—	(343)	(222)
Dividends to shareholders	(297)	(313)	(313)
Purchases of treasury stock	(452)	(100)	—
Proceeds from sale of non-controlling interest	1	17	6
Proceeds from redeemable non-controlling interest	—	20	—
Employee stock transactions and other	(29)	2	(4)
Net cash used in financing activities	(397)	(717)	(533)
Effects of exchange rate changes on cash and cash equivalents	28	(16)	(24)
Net (decrease) increase in cash and cash equivalents for the period	(59)	69	(96)
Cash and cash equivalents at beginning of period	396	327	423
Cash and cash equivalents at end of period	$ 337	$ 396	$ 327
Supplemental disclosures:			
Cash paid for income taxes	$ 92	$ 25	$ 72
Cash paid for interest	140	123	115
Non-cash investing and financing activities:			
Acquisition of APX	$ —	$ 40	$ —
Issuance of shares in connection with the sale of American Stock Exchange building	—	12	—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Description of Business

NYSE Euronext is a holding company that, through its subsidiaries, operates the following securities exchanges: the New York Stock Exchange ("NYSE"), NYSE Arca, Inc. ("NYSE Arca") and NYSE MKT LLC ("NYSE MKT") in the United States and the European-based exchanges that comprise Euronext N.V. ("Euronext")-the London, Paris, Amsterdam, Brussels and Lisbon stock exchanges, as well as the derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon (collectively, "NYSE Liffe") and the U.S. futures market, NYSE Liffe US, LLC ("NYSE Liffe US"). NYSE Euronext is a global markets operator and provider of securities listing, trading, market data products, and software and technology services. We also provide critical technology infrastructure around the world to our clients and exchange partners including co-location services, connectivity, trading platforms and market data content and services. NYSE Euronext was formed in connection with the April 4, 2007 combination of NYSE Group (which was formed in connection with the March 7, 2006 merger of the NYSE and Archipelago) and Euronext. NYSE Euronext common stock is dually listed on the NYSE and Euronext Paris under the symbol "NYX."

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of NYSE Euronext and all other entities in which NYSE Euronext has a controlling financial interest. When NYSE Euronext does not have a controlling financial interest in an entity but exercises significant influence over the entity's operating and financial policies, such investment is accounted for using the equity method.

Intercompany transactions and balances have been eliminated. We made certain reclassifications to our prior year consolidated financial statements to conform to our 2012 presentation.

The consolidated financial statements reflect an adjustment recorded by the Company to correct for the previous mischaracterization of restricted stock awards granted in 2010, 2011 and 2012. This adjustment resulted in a reclassification of approximately $54 million in restricted stock awards previously classified as equity (and recorded as additional paid-in capital) to a $57 million liability, with a cumulative pre-tax charge of approximately $3 million to compensation expense. The impact of this adjustment for the fourth quarter of 2012 was an out-of-period pre-tax benefit of approximately $7 million. The consolidated financial statements also reflect the correct classification of deferred taxes by jurisdiction on a net basis in the consolidated statement of financial condition as of December 31, 2012. These deferred tax positions were presented on a gross basis as of December 31, 2011. Management has evaluated the impact of the errors and determined that they were not material to any prior periods and that the cumulative amount to correct the errors is not material to the results of operations for the year ended December 31, 2012. As a result, the Company recorded the cumulative effect of the restricted stock award adjustment during the three months ended December 31, 2012 and classified the deferred taxes on a net basis as of December 31, 2012.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash and highly liquid investments with an original maturity of three months or less.

Revenue Recognition

Cash trading fees are paid by organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees are applicable to all transactions that take place on any of the NYSE Euronext trading venues, and the fees vary, based on the size, type of trade that is consummated and trading venue. Our U.S. securities exchanges earn transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Euronext earns transaction fees for customer orders of equity, debt securities and other cash instruments on Euronext's cash markets. Cash trading fees are recognized as earned.

Derivative trading and clearing fees are paid by organizations based on their trading activity. Fees are assessed on a fixed per-contract basis for the (i) execution of trades of derivative contracts on Euronext's derivatives markets in London, Paris, Amsterdam, Brussels, Lisbon and on NYSE Liffe US, (ii) execution and clearing of contracts traded on LIFFE Administration and Management, and (iii) execution of options contracts traded on NYSE Arca Options and NYSE Amex Options. In some cases, these fees are subjected to caps. Derivative trading and clearing fees are recognized as earned.

Listing fees consist of original listing fees paid by issuers to list securities on the various cash markets, annual fees paid by companies whose financial instruments are listed on the cash markets, and fees related to other corporate actions (including stock splits, sales of additional securities and merger and acquisitions). Original listing fees are assessed primarily based on the number of shares that the issuer initially lists. Original listing fees are recognized on a straight-line basis over estimated service periods determined based on trading venues ranging from 5 to 10 years. Annual listing fees are recognized on a pro rata basis over the calendar year. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

In the U.S., NYSE Euronext collects market data revenues principally for consortium-based data products and, to a lesser extent, for NYSE proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. In Europe, Euronext charges a variety of users, primarily end-users, for the use of Euronext's real-time and proprietary market services. Euronext also collects annual license fees from vendors for the right to distribute Euronext data to third parties and a service fee from vendors for direct connection to market data. These fees are recognized as services are rendered.

Technology services revenues are generated primarily from connectivity services related to the SFTI and FIX networks, software license and maintenance fees, and strategic consulting services. Colocation revenue is recognized monthly over the life of the contract. Software license revenue other than customer-specific is recorded at the time of sale, and maintenance contracts are recognized monthly over the life of the maintenance term. Expert consulting services are offered for customization or installation of the software and for general advisory services. Consulting revenue is generally billed in arrears on a time and materials basis, although customers sometimes prepay for blocks of consulting services in bulk. Customer specific software license revenue is recognized at the time of client acceptance. NYSE Euronext records revenues from subscription agreements on a pro rata basis over the life of the subscription agreements. The unrealized portions of invoiced subscription fees, maintenance fees and prepaid consulting fees are recorded as deferred revenue on the consolidated statements of financial condition.

Other revenues consist of regulatory fees charged to member organizations of our U.S. markets, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor, and clearance and settlement activities derived from certain European venues. License fees are recognized on a pro-rata basis over the calendar year. All other fees are recognized when services are rendered.

Currency Translation

NYSE Euronext's functional and reporting currency is the U.S. dollar. Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are translated at average rates of exchange throughout the year. NYSE Euronext seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency-denominated debt.

Hedging Activity

NYSE Euronext uses derivative instruments to limit exposure to changes in foreign currency exchange rates and interest rates. NYSE Euronext accounts for derivatives pursuant to the Derivatives and Hedging Topic of the Codification. The Derivatives and Hedging Topic establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recorded at fair value on the consolidated statement of financial condition. Changes in the fair value of derivative financial instruments are either recognized in other comprehensive income or net income depending on whether the derivative is being used to hedge changes in cash flows or changes in fair value. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from instruments designated as net investment hedges are classified as financing activities.

Financial Investments

NYSE Euronext's financial investments generally are classified as available-for-sale securities and are carried at fair value as of trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income on debt securities, bank deposits and other interest rate investments, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investments, which are reported in interest and investment income in the consolidated statements of operations.

NYSE Euronext regularly reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If events and circumstances indicate that a decline in the value of the assets has occurred and is deemed to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding impairment is charged to earnings.

Fair Value Measurements

NYSE Euronext accounts for certain financial instruments at fair value, including available-for-sale instruments, derivative instruments and certain debt instruments pursuant to the Fair Value Measurements and Disclosures Topic of the Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments may be determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in NYSE Euronext's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, NYSE Euronext records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

The concentration of risk on accounts receivable is mitigated by the large number of entities comprising NYSE Euronext's customer base. The following is a summary of the allowance for doubtful accounts, utilization and additional provisions (in millions):

	Year Ended December 31,		
	2012	2011	2010
Beginning balance	$ 26	$ 24	$ 25
Additions			
Charges to income	9	6	6
Write-offs	(8)	(4)	(7)
Currency translation and other	—	—	—
Ending balance	$ 27	$ 26	$ 24

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method of depreciation over the estimated useful lives of the assets, which generally range from 3 to 20 years. Interest associated with long-term construction projects is capitalized and amortized over the same method and useful life as the underlying asset. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is shorter.

NYSE Euronext accounts for software development costs pursuant to Subtopic 10 of the Intangibles-Goodwill and Other of the Codification. NYSE Euronext expenses software development costs incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which includes design, coding, installation and testing activities. Costs that are related to the development of licenses marketed to external customers are capitalized after technological feasibility has been established. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, which is applied over periods ranging from 3 to 5 years.

Expenditures for repairs and maintenance are charged to operations in the period incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. NYSE Euronext reviews the carrying value of goodwill for impairment at least annually based upon the estimated fair value of NYSE Euronext's reporting units. An impairment loss is triggered if the estimated fair value of a reporting unit, which is a component one level below NYSE Euronext's three reportable segments, is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value. Should the review indicate that goodwill is impaired, NYSE Euronext's goodwill would be reduced by the impairment loss.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. When certain events or changes in operating conditions occur, an impairment assessment would be performed and lives of intangible assets with determinable lives would be adjusted. Intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated discounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

For purposes of performing the impairment test, fair values are determined using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which, among other factors, is dependent on internal forecasts, estimation of the long-term rate of growth for businesses, and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill and other intangible impairment for each reporting unit.

For the years ended December 31, 2012, 2011 and 2010, we did not record any material impairment charges.

Activity Assessment Fees and Section 31 Fees

NYSE Euronext pays the Securities Exchange Commission (the "SEC") fees pursuant to Section 31 of the Exchange Act for transactions executed on the U.S. exchanges. These Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. NYSE Euronext, in turn, collects activity assessment fees, which are included in transaction and clearing fees in our consolidated statements of operations, from member organizations clearing or settling trades on the NYSE, NYSE MKT and NYSE Arca and recognizes these amounts when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees. As a result, neither the size of Section 31 fees nor the size of activity assessment fees has an impact on NYSE Euronext's net income.

Accrued Employee Benefits

NYSE Euronext accounts for defined benefit pension and other postretirement benefit plans (collectively "benefit plans") in accordance with the Compensation-Retirement Benefits Topic of the Codification. The Compensation-Retirement Benefits Topic requires plan sponsors of benefit plans to recognize the funded status of their benefit plans in the consolidated statement of financial condition, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end consolidated statement of financial position, and provide additional disclosures.

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over the future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE Euronext's pension and other post-retirement obligations and future expense.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. NYSE Euronext issues both equity classified and liability classified restricted as well as performance stock unit awards. The liability awards will be paid in cash upon vesting and are measured at their fair value at the end of each reporting period and, therefore, fluctuate based on the performance of NYSE Euronext common stock price. The equity awards will be paid in NYSE Euronext shares of common stock upon vesting and are measured using the grant date fair value of NYSE Euronext common stock price. NYSE Euronext estimates an expected forfeiture rate while recognizing the expense associated with these awards and amortizes such expense on a graded basis over the vesting period.

Comprehensive Income

Other comprehensive income includes changes in unrealized gains and losses on financial instruments classified as available-for-sale, foreign currency translation adjustments and amortization of the difference in the projected benefit obligation and the accumulated benefit obligation associated with benefit plan liabilities, net of tax.

Income Taxes

NYSE Euronext records income taxes using the asset and liability method, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NYSE Euronext is subject to numerous domestic and foreign jurisdictions primarily based on its operations in these jurisdictions. Significant judgment is required in assessing the future tax consequences of events that have been recognized in NYSE Euronext's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on NYSE Euronext's financial position or results of operations.

NYSE Euronext determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition criteria, the position is measured to determine the amount of benefit to be recognized in the financial statements.

Recently Issued Accounting Guidance
The FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends certain provisions in the Subtopic 350-30 in the Intangibles - Goodwill and Other Topic of the Codification. The FASB issued ASU 2012-02 in response to feedback on ASU 2011-08 which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. Similarly, under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. This ASU does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, this ASU does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should considet in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We do not believe that this will have a significant impact on our financial statements.

On February 5, 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which amends certain provisions in the Subtopic 220-10 in the Comprehensive Income Topic of the Codification. The amendments in ASU 2013-02 add new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). The ASU 2013-02 requires entities to disclose additional information about reclassification adjustments, including (1) changes in AOCI balances by components and (2) significant items reclassified out of AOCI. These reclassifications can be presented in either before tax or net-of-tax as long as an entity presents the income tax benefit or expense attributable to each component of other comprehensive income ("OCI") and reclassification adjustments in either the financial statements or the notes to the financial statements as required by ASC 220-10-45-12. The ASU 2013-02 is intended to help entities improve the transparency of changes in OCI and items reclassified out of AOCI in the financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. These new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of ASU 2013-02 will not have a significant impact on our financial statements.

Note 3—Strategic Investments and Divestitures

Business Combination

On December 20, 2012, NYSE Euronext announced a definitive agreement for Intercontinental Exchange Group ("ICE") to acquire NYSE Euronext in a stock-and-cash transaction. The acquisition combines two leading exchange groups to create a premier global exchange operator diversified across markets including agricultural and energy commodities, credit derivatives, equities and equity derivatives, foreign exchange and interest rates.

Under the terms of the agreement, which was unanimously approved by the Boards of both companies, the transaction is currently valued at $33.12 per NYSE Euronext share, or a total of approximately $8.2 billion, based on the closing price of ICE's stock on December 19, 2012. NYSE Euronext shareholders will have the option to elect to receive consideration per NYSE Euronext share of (i) $33.12 in cash, (ii) 0.2581 IntercontinentalExchange common shares or (iii) a mix of $11.27 in cash plus 0.1703 ICE common shares, subject to a maximum cash consideration of approximately $2.7 billion and a maximum aggregate number of ICE common shares of approximately 42.5 million. The overall mix of the $8.2 billion of merger consideration being paid by ICE is approximately 67% shares and 33% cash. Subject to regulatory approvals, the transaction is expected to close in the second half of 2013.

Terminated Business Combination

On February 15, 2011, we entered into a Business Combination Agreement (the "Business Combination Agreement") with Deutsche Börse AG ("Deutsche Börse"), pursuant to which the two companies agreed to combine their respective businesses and become subsidiaries of a newly formed Dutch holding company (the "Proposed Business Combination"). Completion of the Proposed Business Combination was subject to the satisfaction of several conditions, including, among others, approvals by the relevant competition and financial, securities and other regulatory authorities in the United States and Europe.

On February 1, 2012, the EU Competition Commission issued a formal decision disapproving the Proposed Business Combination. In light of the EU Commission's decision, on February 2, 2012, NYSE Euronext and Deutsche Börse announced that they mutually agreed to terminate the Business Combination Agreement.

Corpedia

On June 22, 2012, NYSE Euronext completed the acquisition of Corpedia, a U.S.-based provider of ethics and compliance e-learning and consultative services.

Fixnetix

On March 7, 2012, NYSE Euronext acquired approximately 25% of the outstanding shares of Fixnetix Limited, a U.K.-based service provider of ultra-low latency data provision, co-location, trading services and risk controls for more than 50 markets worldwide.

Metabit

On September 1, 2011, NYSE Euronext completed the acquisition of Metabit, a leading Tokyo-based provider of high performance market access products with a trading community of more than 140 trading firms throughout Asia.

NYSE Amex Options

On June 29, 2011, NYSE Euronext completed the sale of a significant equity interest in NYSE Amex Options, one of our two U.S. options exchanges, to seven external investors, Bank of America Merrill Lynch, Barclays Capital, Citadel Securities, Citi, Goldman Sachs, TD AMERITRADE and UBS. NYSE Euronext remains the largest shareholder in the entity and manages the day-to-day operations of NYSE Amex Options, which operates under the supervision of a separate board of directors and a dedicated chief executive officer. NYSE Euronext consolidates this entity for financial reporting purposes.

As part of the agreement, the external investors have received an equity instrument which is tied to their individual contribution to the options exchange's success. Under the terms of the agreement, the external investors have the option to require NYSE Euronext to repurchase a portion of the instrument on an annual basis over the course of five years starting in 2011. The amount NYSE Euronext is required to purchase under this arrangement is capped each year at between 5% and 15% of the total outstanding shares of NYSE Amex Options. On September 16, 2011, the external investors put approximately 5% of the total outstanding shares of NYSE Amex Options back to NYSE Euronext. In October 2012, the external investors put another 5% of the total outstanding shares of

NYSE Amex Options back to NYSE Euronext. NYSE Euronext recognized the full redemption value, i.e. fair value, of this instrument as mezzanine equity and classified the related balance as "Redeemable noncontrolling interest" in the consolidated statement of financial condition as of December 31, 2012.

Euroclear

NYSE Euronext has a minority interest in Euroclear. Our $270 million investment in Euroclear is carried at cost and was tested for impairment as of December 31, 2012. While the fair value of the investment (determined using a dividend discount model) exceeded its carrying value as of December 31, 2012, to the extent that Euroclear may experience slower growth rates, reduced future cash flows, adverse regulatory changes or other triggering events, the value of our investment may be impaired.

Other Transactions

NYSE Blue™

On February 18, 2011, we formed NYSE Blue through the combination of APX, Inc. and our 60% stake in BlueNext SA ("BlueNext"), with NYSE Euronext as the majority owner of NYSE Blue. In 2011, NYSE Euronext incurred a $42 million charge in connection with BlueNext's settlement of a tax matter with the French tax authorities of which 40% or $17 million was contributed by Caisse des Dépôts ("CDC"). On April 5, 2012, NYSE Blue was unwound, resulting in NYSE Euronext taking back ownership of its 60% stake in BlueNext and relinquishing its interest in APX, Inc. We recorded a $2 million net loss on disposal activities in connection with this transaction.

Prior to the completion of this unwind, NYSE Euronext consolidated the results of operations and financial condition of NYSE Blue (which included the results of BlueNext and APX, Inc.). Following this unwind, NYSE Euronext only consolidated the results of operations and financial condition of BlueNext.

In October 2012, NYSE Euronext and CDC Climat, a subsidiary of CDC, who own 60% and 40% of BlueNext, respectively, voted in favor of the closure of this entity. Operations of BlueNext have ceased as of December 5, 2012.

The impact of these transactions was not material to the consolidated financial statements.

Qatar

On June 19, 2009, NYSE Euronext entered into a strategic partnership with the State of Qatar to establish the Qatar Exchange, the successor to the Doha Securities Market. Under the terms of the partnership, the Qatar Exchange is adopting the latest NYSE Euronext trading and network technologies. We are providing certain management services to the Qatar Exchange at negotiated rates.

In 2009, NYSE Euronext agreed to contribute $200 million in cash to acquire a 20% ownership interest in the Qatar Exchange, $40 million of which was paid upon closing on June 19, 2009, with two additional $40 million payments made in June 2010 and June 2011. The agreement required the remaining $80 million to be paid in two equal installments annually in June 2012 and June 2013.

In September 2012, NYSE Euronext and the State of Qatar reached an agreement to reduce our ownership in the Qatar Exchange in consideration of the termination of the remaining two $40 million installment payments. As of December 31, 2012, NYSE Euronext owned 12% of the Qatar Exchange.

New York Portfolio Clearing ("NYPC")

On June 18, 2009, NYSE Euronext and The Depositary Trust and Clearing Corporation ("DTCC") entered into an arrangement to pursue a joint venture, a derivatives clearinghouse that will deliver single-pot margin efficiency between fixed income securities and interest rate futures. NYPC was granted registration as a U.S. Derivatives Clearing Organization pursuant to the Commodity Exchange Act by the CFTC on January 31, 2011, and became operational in the first quarter of 2011. NYPC currently clears fixed income futures traded on NYSE Liffe US and will have the ability to provide clearing services for other exchanges and Derivatives Clearing Organizations in the future. NYPC uses NYSE Euronext's clearing technology, TRS/CPS, to process and manage cleared position and post-trade position transfers. DTCC's Fixed Income Clearing Corporation provides capabilities in risk management, settlement, banking and reference data systems. As of December 31, 2012, NYSE Euronext had a minority ownership interest in, and a board representation on, DTCC. Our investment in NYPC is treated as an equity method investment.

Sale of American Stock Exchange building

During 2011, the American Stock Exchange building ("Amex building") was sold and, in accordance with the Amex acquisition agreement, approximately 340,000 NYSE Euronext shares of common stock were issued to former Amex members in June 2011. The issuance of shares represents the final consideration due to former Amex shareholders as part of the Amex acquisition agreement.

Note 4—Restructuring

As a result of streamlining certain business processes, NYSE Euronext has launched various severance plans in the U.S. and Europe. The following is a summary of the severance charges recognized in connection with these plans and utilization of the accruals (in millions):

	Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Corporate/ Eliminations	Total
Balance as of January 1, 2010	$ 7	$ 122	$ 13	$ 4	$ 146
Employee severance and related benefits	3	19	7	2	31
Severance and benefit payments	(8)	(105)	(15)	(4)	(132)
Currency translation and other	(1)	(6)	—	—	(7)
Balance as of December 31, 2010	1	30	5	2	38
Employee severance and related benefits	—	9	2	1	12
Severance and benefit payments	(1)	(33)	(5)	(2)	(41)
Currency translation and other	—	(1)	—	—	(1)
Balance as of December 31, 2011	$ —	$ 5	$ 2	$ 1	$ 8
Employee severance and related benefits	13	20	7	—	40
Severance and benefit payments	(12)	(16)	(6)	—	(34)
Balance as of December 31, 2012	$ 1	$ 9	$ 3	$ 1	$ 14

The severance charges are included in merger expenses and exit costs in the consolidated statements of operations. Based on current severance dates and the accrued severance at December 31, 2012, NYSE Euronext expects to pay these amounts throughout 2013.

Note 5—Segment Reporting

NYSE Euronext operates under three reportable segments: Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions. We evaluate the performance of our operating segments based on revenue and operating income. We have aggregated all of our corporate costs, including the costs of operating as a public company, within "Corporate/ Eliminations."

The following is a description of our reportable segments:

Derivatives consist of the following in NYSE Euronext's global businesses:
- providing access to trade execution in derivatives products, options and futures;
- providing certain clearing services for derivative products; and
- selling and distributing market data and related information.

Cash Trading and Listings consist of the following in NYSE Euronext's global businesses:
- providing access to trade execution in cash trading;
- providing settlement of transactions in certain European markets;
- obtaining new listings and servicing existing listings;
- selling and distributing market data and related information; and
- providing regulatory services.

Information Services and Technology Solutions consist of the following in NYSE Euronext's global businesses:
- operating sellside and buyside connectivity networks for our markets and for other major market centers and market participants in the United States, Europe and Asia;
- providing trading and information technology software and solutions;
- selling and distributing market data and related information to data subscribers for proprietary data products; and
- providing multi-asset managed services and expert consultancy to exchanges and liquidity centers.

Summarized financial data of our reportable segments was as follows (in millions):

	Derivatives		Cash Trading and Listings		Information Services and Technology Solutions		Corporate/ Eliminations		Total
2012									
Revenues	$	910	$	2,365	$	473	$	1	$ 3,749
Operating income (loss)		262		422		95		(170)	609
Total assets		5,765		4,743		1,144		904	12,556
Purchases of property and equipment		59		95		37		—	191
2011									
Revenues	$	1,135	$	2,929	$	490	$	(2)	$ 4,552
Operating income (loss)		470		472		122		(214)	850
Total assets		5,718		5,193		1,163		1,033	13,107
Purchases of property and equipment		37		75		58		—	170
2010									
Revenues	$	1,088	$	2,893	$	444	$	—	$ 4,425
Operating income (loss)		439		376		72		(142)	745
Total assets		5,831		5,273		1,214		1,060	13,378
Purchases of property and equipment		67		191		47		—	305

Revenues are generated primarily in the Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions segments. Corporate and eliminations include unallocated costs primarily related to corporate governance, public company expenses, duplicate costs associated with migrating our data centers and costs associated with our pension, SERP and post-retirement benefit plans as well as intercompany eliminations of revenues and expenses. The year over year decrease in the Corporate operating loss was mainly due to (i) lower legal, investment banking and other professional fees and costs incurred in connection with the terminated Proposed Business Combination with Deutsche Börse of $11 million in 2012 compared to $85 million in 2011, partially offset by (ii) $8 million of legal and investment banking fees incurred in connection with the December 2012 business combination with ICE, and (iii) $38 million as a result of the decision to discontinue our clearing house build out and related exit costs following the December 2012 signing of a clearing agreement with ICE under which ICE Clear will provide LIFFE Administration and Management central counterparty clearing services beginning July 1, 2013.

For the years ended December 31, 2012, 2011 and 2010, no individual customer accounted for 10% or more of NYSE Euronext's revenues.

Summarized financial data of NYSE Euronext's geographic information was as follows (in millions):

	Year Ended December 31,		
	2012	2011	2010
Revenues			
United States	$ 2,585	$ 3,101	$ 3,064
United Kingdom	530	689	642
Continental Europe[1]	634	762	719
Total Revenues	$ 3,749	$ 4,552	$ 4,425

[1] Includes revenues generated in Asia.

	As of December 31,		
	2012	2011	2010
Long-lived Assets			
United States	$ 611	$ 628	$ 688
United Kingdom	296	289	285
Continental Europe	41	46	48
Total Long-lived Assets	$ 948	$ 963	$ 1,021

Note 6—Earnings and Dividend Per Share

The following is a reconciliation of the basic and diluted earnings per share computations (in millions, except per share data):

	2012	2011	2010
Net income	$ 365	$ 603	$ 558
Net (income) loss attributable to noncontrolling interest	(17)	16	19
Net income attributable to NYSE Euronext	$ 348	$ 619	$ 577
Shares of common stock and common stock equivalents: Weighted average shares used in basic computation	250	261	261
Dilutive effect of: Employee stock options and restricted stock units	—	2	1
Weighted average shares used in diluted computation	250	263	262
Basic earnings per share attributable to NYSE Euronext	$ 1.39	$ 2.37	$ 2.21
Diluted earnings per share attributable to NYSE Euronext	$ 1.39	$ 2.36	$ 2.20
Dividends per common share	$ 1.20	$ 1.20	$ 1.20

As of December 31, 2012, 2011 and 2010, 0.5 million, 3.7 million and 3.3 million restricted stock units, respectively, and stock options to purchase 0.1 million, 0.2 million and 0.4 million shares of common stock, respectively, were outstanding. For the years ended December 31, 2012 and 2011, there was no anti-dilutive effect. For the year ended December 31, 2010, 0.2 million awards were excluded from the diluted earnings per share computation because their effect would have been anti-dilutive.

Note 7—Pension and Other Benefit Programs

Defined Benefit Pension Plans

NYSE Euronext maintains pension plans covering its U.S. and certain European operations. Effective December 31, 2008, the NYSE MKT benefit plans were merged with benefit plans in the U.S. The benefit accrual for the U.S. operations pension plan are frozen.

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, NYSE Euronext may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes. In 2012 and 2011, NYSE Euronext contributed $39 million and $42 million to the pension plans, respectively. NYSE Euronext anticipates contributing approximately $26 million to its pension plans in 2013.

NYSE Euronext bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of NYSE Euronext. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the NYSE Euronext plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. The target allocations for our U.S. plan assets are 65 percent equity securities and 35 percent U.S. fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies primarily located in the United States. U.S. fixed income securities include corporate bonds of companies from diversified industries and U.S. treasuries. The target allocations for our European plan assets vary across plans, with a primary focus on fixed income securities.

The fair values of NYSE Euronext's pension plan assets at December 31, 2012, by asset category are as follows (in millions):

Asset Category	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ —	$ —	$ —	$ —
Equity securities:				
U.S. large-cap	130	115	—	245
U.S. small-cap	53	29	—	82
International	76	105	—	181
Fixed income securities	—	326	—	326
Total	$ 259	$ 575	$ —	$ 834

The fair values of NYSE Euronext's pension plan assets at December 31, 2011 by asset category were as follows (in millions):

Asset Category	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ 3	$ —	$ —	$ 3
Equity securities:				
U.S. large-cap	136	54	—	190
U.S. small-cap	46	41	—	87
International	64	110	—	174
Fixed income securities	—	288	—	288
Total	$ 249	$ 493	$ —	$ 742

The costs of the plans in 2012 and 2011 have been determined in accordance with the Compensation-Retirement Benefits Topic of the Codification. The measurement dates for the plans are December 31, 2012 and 2011. The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets as of December 31, 2012 and 2011 and a statement of funded status of the plans as of December 31, 2012 and 2011 (in millions):

Asset Category	Pension Plans 2012: U.S. operations	2012: European operations	2011: U.S. operations	2011: European operations
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 871	$ 161	$ 769	$ 180
Service cost	—	3	—	4
Interest cost	36	8	39	8
Actuarial (gain) loss	60	31	110	(9)
Curtailment loss (gain)	—	—	—	(1)
Plan amendments	—	—	—	(9)
Benefits paid	(48)	(6)	(47)	(6)
Currency translation and other	—	2	—	(6)
Benefit obligation at year end	$ 919	$ 199	$ 871	$ 161
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 565	$ 177	$ 590	$ 181
Actual return (loss) on plan assets	83	21	(15)	4
Company contributions	36	3	37	5
Benefits paid	(48)	(6)	(47)	(6)
Currency translation and other	—	3	—	(7)
Fair value of plan assets at end of year	$ 636	$ 198	$ 565	$ 177
Funded status	$ (283)	$ (1)	$ (306)	$ 16
Accumulated benefit obligation	$ 919	$ 199	$ 871	$ 161
Amounts recognized in the balance sheet				
Non-current assets	$ —	$ 6	$ —	$ 19
Non-current liabilities	(283)	(7)	(306)	(3)

The components of pension expense/(benefit) are set forth below (in millions):

	2012		2011		2010	
	U.S. operations	European operations	U.S. operations	European operations	U.S. operations	European operations
Service cost	$ —	$ 3	$ —	$ 4	$ —	$ 4
Interest cost	36	8	39	8	41	9
Estimated return on plan assets	(46)	(9)	(48)	(9)	(48)	(9)
Amortization of prior service cost	—	(1)	—	—	—	—
Actuarial loss (gain)	12	—	7	—	10	(1)
Settlement (gain) loss	—	—	—	—	—	(3)
Curtailment	—	—	—	(1)	—	(4)
Aggregate pension expense (benefit)	$ 2	$ 1	$ (2)	$ 2	$ 3	$ (4)

The following table shows the payments projected based on actuarial assumptions (in millions):

Pension Plan Payment Projections	U.S. operations	European operations	Total
2013	$ 49	$ 7	$ 56
2014	47	7	54
2015	47	7	54
2016	47	7	54
2017	47	7	54
Next 5 years	238	42	280

Supplemental Executive Retirement Plan

The U.S. operations also maintain a nonqualified supplemental executive retirement plan, which provides supplemental retirement benefits for certain employees. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, the U.S. operations has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2012 and 2011, the cash surrender value of such policies was $31 million and $41 million, respectively, and is included in other non-current assets in the consolidated statements of financial condition. Additionally certain subsidiaries of the U.S. operations maintain equity and fixed income mutual funds for the purpose of providing for future payments of SERP. At December 31, 2012 and 2011, the fair value of these assets was $41 million and $34 million, respectively. Such balance is included in financial investments in the consolidated statements of financial condition.

The following table provides a summary of the changes in the U.S. operations SERP benefit obligations (in millions):

	2012	2011
Change in benefit obligations:		
Benefit obligation at beginning of year	$ 89	$ 87
Service cost	—	—
Interest cost	3	4
Actuarial loss (gain)	4	7
Benefits paid	(11)	(9)
Accumulated benefit obligation	85	$ 89
Funded status	$ (85)	$ (89)
Amounts recognized in the balance sheet		
Current liabilities	$ (10)	$ (11)
Non-current liabilities	(75)	(78)

The components of U.S. operations SERP expense/(benefit) are set forth below (in millions):

	2012	2011	2010
Service cost	$ —	$ —	$ —
Interest cost	3	4	4
Recognized actuarial (gain) loss	1	1	2
Aggregate SERP expense	$ 4	$ 5	$ 6

The following table shows the projected payments for the U.S. operations based on the actuarial assumptions (in millions):

SERP Plan Payment Projections		
2013	$	11
2014		10
2015		10
2016		8
2017		8
Next 5 years		25

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	2012		2011	
	U.S.	Europe	U.S.	Europe
Discount rate (pension/SERP)	3.7%/2.9%	4.0%/N/A	4.2%/3.6%	4.8%/N/A
Expected long-term rate of return on plan assets (pension/SERP)	8.0%/N/A	5.25%/N/A	8.0%/N/A	5.1%/N/A
Rate of compensation increase	N/A	3.4%	N/A	3.4%

To develop the expected long-term rate of return on assets assumption, both the U.S. and European operations considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio. The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves.

Post-retirement Benefit Plans

In addition, the U.S. operations maintain defined benefit plans to provide certain health care and life insurance benefits (the "Plans") for eligible retired employees. These Plans, which may be modified in accordance with their terms, cover substantially all employees. These Plans are measured on December 31 annually. These Plans were fully frozen in 2009.

The net periodic post-retirement benefit cost for the U.S. operations were $9 million for the years ended December 31, 2012 and 2011, respectively. The defined benefit plans are unfunded. Currently, management does not expect to fund the Plans.

The following table shows actuarial determined benefit obligation, benefits paid during the year and the accrued benefit cost for the year (in millions):

		2012		2011
Benefit obligation at the end of year	$	214	$	207
Benefits paid		15		15
Accrued benefit cost		214		207
Discount rate as of December 31		3.7%		4.1%

The following table shows the payments projected (net of expected Medicare subsidy receipts of $15 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

Payment Projections		U.S.
2013	$	12
2014		13
2015		13
2016		13
2017		13
Next 5 years		68

For measurement purposes, the U.S. operations assumed an 8.4% annual rate of increase in the per capita cost of covered health care benefits in 2012 which will decrease on a graduated basis to 4.5% in the year 2029 and thereafter.

The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

Assumed Health Care Cost Trend Rate		1% Increase		1% Decrease
Effect of post-retirement benefit obligation	$	1	$	(1)
Effect on total of service and interest cost components		26		(21)

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, before tax, as of December 31, 2012 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Postretirement Benefit Plans	Total
Unrecognized net actuarial loss	$ (457)	$ (33)	$ (69)	$ (559)
Unrecognized prior service credit	—	—	16	16
Total amounts included in accumulated other comprehensive loss, before tax	$ (457)	$ (33)	$ (53)	$ (543)

The amount of prior service credit and actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans, which are expected to be recognized in net periodic benefit cost in the coming year is estimated to be (in millions):

	Pension Plans	SERP Plans	Postretirement Benefit Plans	Total
Loss recognition	$ 14	$ 2	$ 3	$ 19
Prior service cost recognition	—	—	(1)	(1)
Amount to be recognized in net periodic benefit cost	$ 14	$ 2	$ 2	$ 18

Defined Contribution Plans

Our U.S. and U.K. employees are eligible to participate in a defined contribution plan for which most employees contribute a portion of their salary within legal limits. The U.S. operations match an amount equal to 100% of the first 6% of eligible contributions. The U.K. operations contribute an equivalent of 7% of the employee's salary for all employees who are active in the savings plan. The U.S. operations also provide benefits under a Supplemental Executive Savings Plan to which eligible employees may contribute. Savings plans expense were $18 million annually for the years ended December 31, 2012, 2011 and 2010. Included in accrued employee benefits payable was $21 million and $23 million at December 31, 2012 and 2011 related to these plans, respectively.

Note 8—Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill by reportable segments was as follows (in millions):

	Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Total
Balance as of January 1, 2010	$ 2,332	$ 1,471	$ 407	$ 4,210
Acquisitions	—	5	(5)	—
Currency translation and other	(80)	(37)	(43)	(160)
Balance as of December 31, 2010	$ 2,252	$ 1,439	$ 359	$ 4,050
Acquisitions	—	23	11	34
Purchase accounting adjustments	—	(9)	—	(9)
Currency translation and other	(27)	(19)	(2)	(48)
Balance as of December 31, 2011	$ 2,225	$ 1,434	$ 368	$ 4,027
Acquisitions	—	85	26	111
Divestitures	—	(52)	—	(52)
Currency translation and other	88	9	(20)	77
Balance as of December 31, 2012	$ 2,313	$ 1,476	$ 374	$ 4,163

The intangible assets were as follows (in millions):

Balance as of December 31, 2012	Assigned value	Accumulated amortization	Useful Life (in years)
National securities exchange registrations	$ 5,042	$ —	Indefinite
Customer relationships	876	269	7 to 20
Trade names and other	191	57	7 to 20
Other intangible assets	$ 6,109	$ 326	

Balance as of December 31, 2011	Assigned value	Accumulated amortization	Useful Life (in years)
National securities exchange registrations	$ 4,913	$ —	Indefinite
Customer relationships	856	213	7 to 20
Trade names and other	188	47	7 to 20
Other intangible assets	$ 5,957	$ 260	

In the U.S., the national securities exchange registrations allow NYSE Arca and NYSE MKT to (i) generate revenues from market data fees (both from equity and option trading activities) and listing fees, and (ii) reduce costs because clearing charges are not incurred for trades matched internally on their trading systems. As an operator of five European-based registered national securities exchanges, Euronext is eligible to earn market data fees (both from equity and option trading activities), listing fees and certain trading fees. The national securities exchange registrations were valued using the excess earnings income approach.

For the years ended December 31, 2012, 2011 and 2010, amortization expense for the intangible assets was approximately $62 million, $61 million, and $58 million, respectively.

The estimated future amortization expense of acquired purchased intangible assets is as follows (in millions):

Year ending December 31,		
2013	$	58
2014		58
2015		58
2016		58
2017		58
Thereafter		451
Total	$	741

Note 9—Stock-Based Compensation

Under the Omnibus Stock Incentive Plan, NYSE Euronext may grant stock options and other equity awards to employees. NYSE Euronext's approach to the incentive compensation awards contemplates awards of stock options, restricted stock units ("RSUs") and performed stock units ("PSUs"). The liability awards are measured at their fair value at the end of each reporting period and, therefore, fluctuate based on the performance of NYSE Euronext common stock price. The equity awards will be paid in NYSE Euronext shares of common stock upon vesting and are measured using the grant date fair value of NYSE Euronext common stock price.

Stock options are granted at an exercise price equal to the market price at the date of grant. Stock options granted generally vest and become exercisable over a period of three to four years, and generally expire after ten years. We have not granted stock options in 2012 or 2011. As of December 31, 2012, 2011 and 2010, the total aggregate intrinsic value of stock options outstanding was $1 million, $3 million and $5 million, respectively. As of December 31, 2012, 2011 and 2010, the total aggregate intrinsic value of stock options exercisable was $1 million, $3 million and $5 million, respectively.

For the years ended December 31, 2012, 2011 and 2010, NYSE Euronext recorded $47 million, $40 million and $38 million, respectively, of stock-based compensation. As of December 31, 2012, there was approximately $42 million of total unrecognized compensation cost related to restricted stock units. This cost is expected to be recognized over approximately three years. Cash received from employee stock option exercises for the years ended December 31, 2012, 2011 and 2010 was $1 million, $6 million and $1 million, respectively. NYSE Euronext satisfies stock option exercises with newly issued shares.

The following table summarizes information about stock option activity (number of stock options in thousands):

	2012			2011		
	Shares		Weighted Average Exercise Price	Shares		Weighted Average Exercise Price
Outstanding at beginning of year	179	$	11.70	440	$	17.67
Awards exercised	(117)		12.52	(258)		21.96
Awards cancelled	—		—	(3)		11.13
Outstanding at end of year	62	$	10.14	179	$	11.70

Additional information regarding stock options outstanding as of December 31, 2012 is as follows (number of stock options in thousands):

	Outstanding				Exercisable		
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)		Weighted Average Exercise Price	Number Exercisable		Weighted Average Exercise Price
$ 3.82 - $ 6.26	20	0.6	$	4.87	20	$	4.87
$ 11.50 - $13.41	42	1.4	$	12.63	42	$	12.63
	62	1.1	$	10.14	62	$	10.14

The following table summarizes information about the RSU and PSU activity (stock units in thousands):

		2012		2011
Outstanding at beginning of year		3,739		3,318
Awards granted		2,086		1,637
Awards cancelled		(39)		(155)
Awards vested		(1,710)		(1,061)
Outstanding at end of year		4,076		3,739
Weighted average fair value per share for RSUs granted during period	$	29.32	$	33.76

Note 10—Related Party Transactions

The following table presents revenues derived and expenses incurred from these related parties (in millions):

	Year ended December 31,		
Income (expenses)	**2012**	**2011**	**2010**
LCH.Clearnet	$ (44)	$ (46)	$ (44)
Qatar	2	8	26
NYPC	2	1	—

See Note 3 for a discussion of our relationships with Qatar and NYPC, and Note 16 for a discussion of NYSE Liffe Clearing and our relationship with LCH.Clearnet. As of December 31, 2012, NYSE Euronext retained 8.8% stake in LCH.Clearnet Group Limited's outstanding share capital and the right to appoint one director to its board of directors.

Note 11—Fair Value of Financial Instruments

NYSE Euronext accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

In accordance with the Fair Value Measurements and Disclosures Topic, NYSE Euronext has categorized its financial instruments measured at fair value into the following three-level fair value hierarchy based upon the level of judgment associated with the inputs used to measure the fair value:

- Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities in an active market that NYSE Euronext has the ability to access. Generally, equity and other securities listed in active markets and investments in publicly traded mutual funds with quoted market prices are reported in this category.
- Level 2: Inputs are either directly or indirectly observable for substantially the full term of the assets or liabilities. Generally, municipal bonds, certificates of deposits, corporate bonds, mortgage securities, asset backed securities and certain derivatives are reported in this category. The valuation of these instruments is based on quoted prices or broker quotes for similar instruments in active markets.
- Level 3: Some inputs are both unobservable and significant to the overall fair value measurement and reflect management's best estimate of what market participants would use in pricing the asset or liability. Generally, assets and liabilities carried at fair value and included in this category are certain structured investments, derivatives, commitments and guarantees that are neither eligible for Level 1 or Level 2 due to the valuation techniques used to measure their fair value. The inputs used to value these instruments are both observable and unobservable and may include NYSE Euronext's own projections.

If the inputs used to measure the financial instruments fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents NYSE Euronext's fair value hierarchy of those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011 (in millions):

	As of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Investments				
Mutual Funds (SERP/SESP)[1]	$ 41	$ —	$ —	$ 41
Foreign exchange derivative contracts	—	2	—	2
Total financial investments	$ 41	$ 2	$ —	$ 43
Other assets				
Equity investments[2]	$ 66	$ —	—	66
Liabilities				
Foreign exchange derivative contracts	$ —	$ 3	$ —	$ 3

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Financial Investments				
Mutual Funds (SERP/SESP)[1]	$ 34	$ —	$ —	$ 34
Foreign exchange derivative contracts	—	2	—	2
Total financial investments	$ 34	$ 2	$ —	$ 36
Liabilities				
Foreign exchange derivative contracts	$ —	$ 3	$ —	$ 3

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of Supplemental Executive Retirement Plan (SERP) and Supplemental Executive Savings Plan (SESP).

(2) At December 31, 2012, other assets included available-for-sale securities in Multi Commodity Exchange ("MCX") of India, which have been recorded at fair value using their quoted market price. Until March 2012, this investment was recorded at cost.

The fair value of our long-term debt instruments, categorized as Level 2, was approximately $2.2 billion as of December 31, 2012. The carrying value of all other financial assets and liabilities approximates fair value.

Note 12—Derivatives and Hedges

NYSE Euronext may use derivative instruments to hedge financial risks related to its financial position or risks that are otherwise incurred in the normal course of its operations. NYSE Euronext does not use derivative instruments for speculative purposes and enters into derivative instruments only with counterparties that meet high creditworthiness and rating standards. NYSE Euronext records derivatives and hedges in accordance with Subtopic 65 in the Derivatives and Hedging Topic of the Codification.

NYSE Euronext records all derivative instruments at fair value on the consolidated statement of financial condition. Certain derivative instruments are designated as hedging instruments under fair value hedging relationships, cash flow hedging relationships or net investment hedging relationships. Other derivative instruments remain undesignated. The details of each designated hedging relationship are formally documented at the inception of the relationship, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, derivative instrument, how effectiveness is being assessed and how ineffectiveness, if any, will be measured. The hedging instrument must be highly effective in offsetting the changes in cash flows or fair value of the hedged item and the effectiveness is evaluated quarterly on a retrospective and prospective basis.

The following presents the aggregated notional amount and the fair value of NYSE Euronext's derivative instruments reported on the consolidated statement of financial condition as of December 31, 2012 (in millions):

		Fair Value of Derivative Instruments	
December 31, 2012	Notional Amount	Asset[1]	Liability[2]
Derivatives not designated as hedging instruments			
Foreign exchange contracts	$ 838	$ 2	$ 1
Derivatives designated as hedging instruments			
Foreign exchange contracts	153	—	2
Total derivatives	$ 991	$ 2	$ 3

(1) Included in "Financial investments" in the consolidated statements of financial condition.

(2) Included in "Short term debt" in the consolidated statements of financial condition.

The following presents the aggregated notional amount and the fair value of NYSE Euronext's derivative instruments reported on the consolidated statement of financial condition as of December 31, 2011 (in millions);

		Fair Value of Derivative Instruments	
December 31, 2011	Notional Amount	Asset[1]	Liability[2]
Derivatives not designated as hedging instruments			
Foreign exchange contracts	$ 673	$ 2	$ 3
Derivatives designated as hedging instruments			
Foreign exchange contracts	—	—	—
Total derivatives	$ 673	$ 2	$ 3

(1) Included in "Financial investments" in the consolidated statements of financial condition.

(2) Included in "Short term debt" in the consolidated statements of financial condition.

Pre-tax gains and losses on derivative instruments designated as hedging items under net investment hedging relationship recognized in other comprehensive income for the year ended December 31, 2011 were insignificant and $5 million loss for the year ended December 31, 2012.

The ineffective portion of the pre-tax gains and losses on derivative instruments designated as hedged items under net investment hedging relationship for the year ended December 31, 2012 and December 31, 2011 were insignificant.

Pre-tax gains and losses recognized in income on derivative instruments not designated in hedging relationship were as follows (in millions):

Derivatives not designated as hedging instrument	Year ended December 31, 2012	2011
Foreign exchange contracts	$ (7)	$ 4

For the year ended December 31, 2012, NYSE Euronext had foreign exchange contracts in place with tenors of less than three months in order to hedge various financial positions. Certain contracts were designated as hedging instruments under the Derivatives and Hedging Topic. As of December 31, 2012, NYSE Euronext had €426 million ($561 million) euro/U.S. dollar, £247 million (€303 million) sterling/Euro and £15 million ($24 million) of sterling/U.S. dollar foreign exchange contracts outstanding. These contracts mature between January 2013 and October 2013. As of December 31, 2012, the fair value of these contracts was a $1 million net liability.

Pre-tax net gains on non-derivative net investment hedging relationships recognized in "Other comprehensive income" for the year ended December 31, 2012 and 2011 were a $13 million loss and a $12 million gain, respectively.

For the year ended December 31, 2012, NYSE Euronext had no derivative instruments in either fair value hedging relationships or cash flow hedging relationships.

Note 13 — Financial Investments

A summary of current investments was as follows (in millions):

	As of December 31, 2012			
	Adjusted Cost	Unrealized Gains	Unrealized Losses[2]	Fair Value
Mutual Funds (SERP/SESP)[1]	$ 38	$ 3	$ —	$ 41
Foreign exchange derivative contracts	2	—	—	2
Financial Investments	$ 40	$ 3	$ —	$ 43

	As of December 31, 2011			
	Adjusted Cost	Unrealized Gains	Unrealized Losses[2]	Fair Value
Mutual Funds (SERP/SESP)[1]	$ 33	$ 1	$ —	$ 34
Foreign exchange derivative contracts	2	—	—	2
Financial Investments	$ 35	$ 1	$ —	$ 36

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of SERP and SESP.

(2) As of December 31, 2012, all unrealized losses have been reported for less than 12 months.

NYSE Euronext received gross proceeds from the sale of available-for-sale current investments of $691 million and $971 million with gross realized gains amounting to $1 million and $2 million and no gross realized losses for the years ended December 31, 2012 and 2011, respectively.

During 2012, NYSE Euronext has not recorded any impairment loss on available-for-sale securities.

Note 14 — Debt

Short term and long term debt consisted of the following (in millions):

	December 31, 2012	2011
Commercial paper program	$ —	$ —
Accrued interest on long-term debt and other	40	39
4.8% USD 750 million unsecured bond due June 2013 (amortized cost)	414	—
Short term debt	454	39
4.8% USD 750 million unsecured bond due June 2013 (amortized cost)	—	749
5.375% EUR 1 billion unsecured bond due June 2015 (amortized cost)	1,208	1,287
2.0% USD 850 million unsecured notes due October 2017 (amortized cost)	847	—
Long term debt	2,055	2,036
Total debt	$ 2,509	$ 2,075

In 2007, NYSE Euronext entered into a U.S. dollar and euro-denominated global commercial paper program of $3 billion in order to refinance the acquisition of the Euronext shares. As of December 31, 2012, NYSE Euronext had no debt outstanding under this commercial paper program. The effective interest rate of commercial paper issuances does not materially differ from short term interest rates (Libor U.S. for commercial paper issued in U.S. dollar and Euribor for commercial paper issued in euro). The fluctuation of these rates due to market conditions may therefore impact the interest expense incurred by NYSE Euronext.

The commercial paper program is backed by a $1 billion syndicated revolving bank facility maturing on June 15, 2015. This bank facility is also available for general corporate purposes and was not drawn as of December 31, 2012. This bank facility was entered into on June 15, 2012 to refinance the bank facility entered in 2007 for an amount of $2 billion and was subsequently amended and reduced to an amount of $1.2 billion in 2012. The commercial paper program and the credit facilities include terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness.

In 2008 and 2009, NYSE Euronext issued $750 million of 4.8% fixed rate bonds due in June 2013 and €1 billion of 5.375% fixed rate bonds due in June 2015 in order to, among other things, refinance outstanding commercial paper and lengthen the maturity profile of its debt. On October 5, 2012, NYSE Euronext issued $850 million of 2.0% senior unsecured notes due in October 2017. The net proceeds from the offering were used, in part, to purchase approximately $336 million of the outstanding 4.8% notes due in 2013 and €80 million of the outstanding 5.375% notes due in June 2015 in concurrent cash tender offers. As of December 31, 2012, the outstanding principal amount under the 4.8% notes due in June 2013 and the outstanding 5.375% notes due in June 2015 were $414 million and €920 million, respectively. The terms of the bonds do not contain any financial covenants. The bonds may be redeemed by NYSE Euronext or the bond holders under certain customary circumstances, including a change in control accompanied by a downgrade of the bonds below an investment grade rating. The terms of the bonds also provide for customary events of default and a negative pledge covenant.

As of December 31, 2012, the debt repayment schedule was as follows (in millions):

Due in 2013	$ 454
Due in 2014	—

Due in 2015	1,208
Due in 2016	—
Due in 2017 or later	847
Total debt	$ 2,509

Note 15—Income taxes

Income tax provision

The income (loss) from operations before income taxes consisted of the following (in millions):

	Year ended December 31,		
	2012	2011	2010
Domestic	$ 144	$ 161	$ 166
International	326	564	520
Total	**$ 470**	**$ 725**	**$ 686**

The income tax provision (benefit) consisted of the following (in millions):

	Year ended December 31,		
	2012	2011	2010
Current:			
Federal	$ (14)	$ 71	$ 18
State and local	8	22	17
International	63	81	56
Deferred:			
Federal	(5)	(22)	60
State and local	119	(19)	(10)
International	(66)	(11)	(13)
Total	**$ 105**	**$ 122**	**$ 128**

The reconciliation between the statutory and effective tax rates is as follows:

	Year ended December 31,		
	2012	2011	2010
Federal statutory rate	35.0 %	35.0 %	35.0 %
State and local taxes (net of federal benefit)	2.5	0.9	0.6
Foreign operations	(18.1)	(13.8)	(14.1)
Tax rate changes	5.7	(6.6)	(3.4)
Other	(2.8)	1.3	0.6
Effective tax rate	22.3 %	16.8 %	18.7 %

For the year ended December 31, 2012, NYSE Euronext's effective tax rate was lower than the statutory rate primarily due to lower tax rates on its foreign operations and a discrete deferred tax benefit related to an enacted reduction in corporate tax rate in the United Kingdom. For the year ended December 31, 2011, NYSE Euronext's effective tax rate was lower than the statutory rate primarily due to lower tax rates on its foreign operations, the expiration of the statute of limitations in various jurisdictions and a discrete deferred tax benefit related to an enacted reduction in corporate tax rate in the United Kingdom. For the year ended December 31, 2010, NYSE Euronext's effective tax rate was lower than the statutory rate primarily due to lower tax rates on its foreign operations, the expiration of the statute of limitations in various jurisdictions and a discrete deferred tax benefit related to an enacted reduction in corporate tax rate in both the United Kingdom and the Netherlands.

During 2012, the French tax authorities enacted a 3% dividend distribution surtax law. As a result, NYSE Euronext would be required to record a tax provision if and when its French subsidiaries declare a dividend to Euronext N.V., their parent. As of December 31, 2012, NYSE Euronext's French subsidiaries had approximately $1.3 billion of distributable reserves. If all such reserves were distributed to Euronext N.V., NYSE Euronext would incur a maximum $41 million tax liability.

For the years ended December 31, 2012 and 2011, the exercise of stock options and vesting of restricted stock units did not result in any tax benefit.

Deferred income taxes

The gross deferred tax asset and liability balances were as follows (in millions):

	December 31,			
	2012		2011	
Current deferred tax arising from:				
Deferred revenue	$	29	$	32
Deferred compensation		14		16
Depreciation		—		—
Other		26		60
Current deferred assets	$	69	$	108
Depreciation and other	$	2	$	23
Current deferred liabilities	$	2	$	23
Non-current deferred tax arising from:				
Deferred revenue	$	103	$	143
Depreciation		41		36
Stock-based compensation		20		21
Deferred compensation		122		135
Pension		116		138
Net operating loss		97		120
Valuation allowance		(30)		(29)
Other		69		30
Non-current deferred assets	$	538	$	594
Intangible assets	$	1,672	$	1,681
Software capitalization		83		53
Pension		—		—
Depreciation and other		144		166
Non-current deferred liabilities	$	1,899	$	1,900
Net deferred tax liability	$	(1,294)	$	(1,221)

The deferred tax positions by tax jurisdiction presented on a net basis were as follows (in millions):

	December 31,			
	2012		2011	
Current deferred income taxes assets	$	67	$	108
Non-current deferred income taxes assets		74		594
Current deferred income taxes liabilities		—		(23)
Non-current deferred income taxes liabilities		(1,435)		(1,900)
Net deferred tax liability	$	(1,294)	$	(1,221)

Deferred tax liabilities have not been recognized for the portion of the outside basis differences (including undistributed earnings) relating to foreign subsidiaries because the investment in these subsidiaries is considered to be permanent in duration. Quantification of the deferred tax liability associated with these outside basis differences is not practicable.

As of December 31, 2012 and 2011, NYSE Euronext had approximately $145 million and $191 million, respectively, of net operating losses ("NOL") for federal and foreign tax purposes, which will begin to expire in 2022. A valuation allowance was recorded against approximately $30 million and $29 million of certain NOL as of December 31, 2012 and 2011, respectively, as it appears more likely than not that the corresponding asset will not be realized due to certain tax limitations. There is no valuation allowance recorded against any of the remaining deferred tax assets based on management's belief that it is more likely than not that such assets will be realized.

Unrecognized tax benefits

In connection with the assessment of certain positions in various U.S. and European tax jurisdictions, a reconciliation of the gross unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows (in millions):

	Year ended December 31,		
	2012	2011	2010
Balance at beginning of the year	$ 77	$ 74	$ 89
(Decreases) increases based on tax positions taken during a prior period	—	—	—
Increases based on tax positions taken during the current period	30	21	20
Decreases related to a lapse of applicable statute of limitation	(1)	(16)	(27)
Currency translation	5	1	(4)
Settlements	(28)	(3)	(4)
Balance at end of the year	$ 83	$ 77	$ 74

Included in the ending balance at December 31, 2012 and 2011 are $83 million and $77 million, respectively, of tax positions which, if recognized, would affect the effective tax rate, and there were no tax positions for which there is uncertainty about the timing of tax benefit in either 2012 and 2011.

NYSE Euronext accounts for interest and penalties related to the underpayment or overpayment of income taxes as a component of income tax provision in the consolidated statements of operations. For the years ended December 31, 2012, 2011 and 2010, we recorded $2 million, $2 million and $1 million, respectively, for interest and penalties in our consolidated statements of operations. For the years ended December 31, 2012 and 2011, the accrued net interest payable related to the above net tax benefit was $2 million and $3 million, respectively.

In many cases, uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The following table summarizes these open tax years by major jurisdiction:

Jurisdiction	Examination in Progress	Open Tax Years
U.S.	2000-2008	2009-2012
Netherlands	None	2009-2012
France	2009-2011	2012
United Kingdom	None	2009-2012
Belgium	2010-2011	2012
Portugal	None	2009-2012

It is reasonably possible that unrecognized tax benefits change significantly during the next twelve months. At this time, it is not possible to estimate the change or its impact on our effective tax rate over the next twelve months.

Note 16—Commitments and Contingencies

Legal Matters

The following is a summary of significant legal matters as of December 31, 2012:

Shareholder Lawsuits

Following the announcement of the execution of the ICE-NYSE Euronext merger agreement on December 20, 2012, the first of eight putative NYSE Euronext shareholder class action complaints was filed in the Court of Chancery of the State of Delaware challenging the proposed merger. On January 29, 2013, the Court of Chancery consolidated the Delaware actions under the caption In re NYSE Euronext Shareholder Litigation and appointed lead counsel. On February 1, 2013, the Delaware plaintiffs filed a consolidated class action complaint (the "Delaware Consolidated Action"). On February 15, 2013, the Court of Chancery entered an order scheduling a preliminary injunction hearing on April 26, 2013.

Additionally, on December 21, 2012, the first of four similar putative class action complaints was filed in the Supreme Court of the State of New York. The Supreme Court consolidated the New York actions under the caption In re NYSE Euronext Shareholders/ICE Litigation, and appointed lead counsel. On February 7, 2013, the New York plaintiffs filed a consolidated class action complaint (the "New York Consolidated Action"). Also, on February 5, 2013, a similar putative class action complaint was filed in the United States District Court for the Southern District of New York, captioned Young v. Hessels, et al.

All of the actions name as defendants NYSE Euronext, the members of its board of directors, ICE and Baseball Merger Sub, LLC ("Merger Sub"), a Delaware limited liability company formed in connection with the proposed merger. In all the actions, the plaintiffs allege that the members of the NYSE Euronext board of directors breached their fiduciary duties by agreeing to a merger agreement that undervalues NYSE Euronext. Among other things, the plaintiffs allege that the members of the NYSE Euronext board of directors failed to maximize the value of NYSE Euronext to its public shareholders, negotiated a transaction in their best interests to the detriment of the NYSE Euronext public shareholders, and agreed to supposedly preclusive deal protection measures in the merger agreement that unfairly deter competitive offers. ICE (and, in some of the actions, NYSE Euronext and/or Merger Sub) is alleged to have aided and abetted the breaches of fiduciary duty by the members of the NYSE Euronext board of directors. The actions also allege that the Defendants filed an inadequate and misleading preliminary proxy statement in violation of their fiduciary duties (and, in the federal court action, section 14(a) of the Securities Exchange Act of 1934, as amended). The lawsuits seek, among other things, (i) an injunction enjoining ICE and NYSE Euronext from consummating the merger and/or (ii) rescission of the merger, to the extent already implemented, or alternatively rescissory damages.

In light of the substantial identity of parties and issues in the Delaware Consolidated Action and the New York Consolidated Action, on January 30, 2013 NYSE Euronext, certain of its directors, ICE and Merger Sub moved to dismiss or stay the New York Consolidated Action in favor of the first-filed Delaware litigation. The New York plaintiffs opposed the motion. Oral argument was held on February 20, 2013 and the New York Supreme Court reserved decision on the motion.

ICE and NYSE Euronext believe the allegations in the complaints in all of the actions are without merit, and will continue to defend against them vigorously. NYSE Euronext does not believe that an estimate of a reasonably possible range of loss can currently be made in connection with the above matters, given the inherent uncertainty and the preliminary stage of these matters.

In addition to the matters described above, NYSE Euronext is from time to time involved in various legal proceedings that arise in the ordinary course of its business. NYSE Euronext records accrued liabilities for litigation and regulatory matters when those matters represent loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, NYSE Euronext does not establish an accrued liability. As a litigation or regulatory matter develops, NYSE Euronext evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. NYSE Euronext does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its financial statements as a whole.

Commitments

NYSE Euronext leases office space under non-cancelable operating leases and equipment that expire at various dates through 2029. Rental expense under these leases, included in the consolidated statements of operations in both occupancy and systems and communications, totaled $86 million, $90 million and $97 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Future payments under these obligations as of December 31, 2012 were as follows (in millions):

	Operating lease		
Year	Office Space	Other	Total
2013	$ 60	$ 1	$ 61
2014	56	2	58
2015	48	—	48
2016	30	—	30
2017	21	—	21
2018-Thereafter	98	—	98
	$ 313	$ 3	$ 316

Our U.K. regulated derivatives subsidiary, the London Market of NYSE Liffe (for the purposes of this paragraph, "NYSE Liffe"), took full responsibility for clearing activities in our U.K. derivatives market on July 30, 2009. As a result, NYSE Liffe became the central counterparty for contracts entered into by its clearing members on the NYSE Liffe market and outsources certain services to LCH.Clearnet through the NYSE Liffe Clearing arrangement. NYSE Liffe has credit exposure to those clearing members. NYSE Liffe's clearing members may encounter economic difficulties as a result of the market turmoil and tightening credit markets, which could result in bankruptcy and failure. NYSE Liffe offsets its credit exposure through arrangements with LCH.Clearnet in which LCH.Clearnet provides clearing guarantee backing and related risk functions to NYSE Liffe, and under which LCH.Clearnet is responsible for any defaulting member positions and for applying its resources to the resolution of such a default. In addition, NYSE Liffe maintains policies and procedures to help ensure that its clearing members can satisfy their obligations, including by requiring members to meet minimum capital and net worth requirements and to deposit collateral for their trading activity. Nevertheless, we cannot be sure that in extreme circumstances, LCH.Clearnet might not itself suffer difficulties, in which case these measures might not prove sufficient to protect NYSE Liffe from a default, or might fail to ensure that NYSE Liffe is not materially and adversely affected in the event of a significant default.

ICE Clear Europe Limited ("ICE Clear"), a company incorporated under the laws of England and Wales and an affiliate of ICE, entered into a Clearing and Financial Intermediary Services Agreement, dated December 20, 2012, with LIFFE Administration and Management ("LIFFE"), an affiliate of NYSE Euronext (the "Agreement"), pursuant to which ICE Clear will provide LIFFE central counterparty clearing services and LIFFE will provide ICE Clear certain financial intermediary services.

Under the terms and subject to the conditions of the Agreement, LIFFE will appoint ICE Clear as the exclusive provider of central counterparty clearing services for all existing LIFFE derivatives products, with such clearing services expected to commence on July 1, 2013, subject to receipt of applicable required regulatory approvals and other conditions. In addition, ICE Clear will appoint LIFFE to provide financial intermediary services in respect of trades in existing LIFFE products. If the commencement of clearing services occurs after July 1, 2013 and such delay is attributable to ICE Clear or to certain other factors, including failure to obtain specified regulatory approvals, ICE Clear may be required to pay certain fees to LIFFE. The ICE Clear arrangement shall assume responsibility for clearing from NYSE Liffe Clearing.

Certain of NYSE Euronext's subsidiaries are subject to minimum regulatory requirements. At December 31, 2012, NYSE Euronext was in compliance with these requirements.

In the normal course of business, NYSE Euronext may enter into contracts that require it to make certain representations and warranties and which provide for general indemnifications. Based upon past experience, NYSE Euronext expects the risk of loss under these indemnification provisions to be remote. However, given that these would involve future claims against NYSE Euronext that have not yet been made, NYSE Euronext's potential exposure under these arrangements is unknown. NYSE Euronext also has obligations related to unrecognized tax positions, the put feature of NYSE Amex Options, deferred compensation and other post-retirement benefits. The date of the payment under these obligations cannot be determined.

Note 17 — Detail of Certain Balance Sheet Accounts

Property and equipment - Components of property and equipment were as follows (in millions):

	December 31,	
	2012	2011
Land, buildings and building improvements	$ 563	$ 544
Leasehold improvements	401	436
Computers and equipment, including capital leases of $9 and $9	727	673
Software, including software development costs	1,089	1,001
Furniture and fixtures	19	19
	2,799	2,673
Less: accumulated depreciation and amortization, including $9 and $9 for capital leases	(1,851)	(1,710)
	$ 948	$ 963

NYSE Euronext capitalized software development costs of approximately $83 million and $73 million in 2012 and 2011, respectively. For the years ended December 31, 2012, 2011 and 2010, we recognized $93 million, $76 million and $79 million, respectively, of amortization related to capitalized software development costs. Unamortized capitalized software development costs of $133 million and $143 million as of December 31, 2012 and 2011, respectively, were included in the net book value of property and equipment.

Accounts payable and accrued expenses - Components of accounts payable and accrued expenses were as follows (in millions):

	December 31,	
	2012	2011
Trade payables	$ 273	$ 348
Income tax payable (including uncertain tax positions)	72	143
Accrued compensation (including severance)	191	216
Other accrued expenses	189	129
	$ 725	$ 836

Other assets (non-current) - Components of non-current other assets were as follows (in millions):

	December 31,	
	2012	2011
Investments at cost	$ 443	$ 367
Investments at fair value	66	—
Equity method investments	15	197
Deposits, debt issuance costs and other	56	73
	$ 580	$ 637

Quarterly Financial Data (unaudited)

The following represents NYSE Euronext's unaudited quarterly results for the years ended December 31, 2012 and 2011. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In millions, except per share data)			
2012				
Total revenues	$ 952	$ 986	$ 902	$ 909
Operating income	165	194	153	97
Net income	91	131	112	31
Net loss (income) attributable to noncontrolling interest	(4)	(6)	(4)	(3)
Net income attributable to NYSE Euronext	87	125	108	28
Basic earnings per share attributable to NYSE Euronext	$ 0.34	$ 0.50	$ 0.44	$ 0.12
Diluted earnings per share attributable to NYSE Euronext	$ 0.34	$ 0.49	$ 0.44	$ 0.12
2011				
Total revenues	$ 1,148	$ 1,092	$ 1,258	$ 1,054
Operating income	243	224	259	124
Net income	151	150	206	96
Net loss (income) attributable to noncontrolling interest	4	4	(6)	14
Net income attributable to NYSE Euronext	155	154	200	110
Basic earnings per share attributable to NYSE Euronext	$ 0.59	$ 0.59	$ 0.76	$ 0.43
Diluted earnings per share attributable to NYSE Euronext	$ 0.59	$ 0.59	$ 0.76	$ 0.43

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.

ITEM 9A. *CONTROLS AND PROCEDURES*

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. During 2012, no changes were made in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in Item 8 of this Annual Report on Form 10-K.

Management's Certifications

We have filed as exhibits to this Annual Report on Form 10-K for the year ended December 31, 2012, the certifications of the Chief Executive Officer and the Chief Financial Officer of NYSE Euronext required by Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT K

There have been no changes to the ownership structure of New York Stock Exchange LLC since our last Form 1 Amendment was filed on June 30, 2012. Namely, the information regarding the owner is still as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT M

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.nyx.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2013

EXHIBIT N

A schedule of New York Stock Exchange LLC's securities admitted to trading is publicly available on the Exchange's website at www.nyx.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.